SHINHAN FINANCIAL GROUP CO., LTD.

Separate Financial Statements

December 31, 2025 and 2024

(With Independent Auditor’s Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.

Opinion

We have audited the separate financial statements of Shinhan Financial Group Co., Ltd. (“the Company”), which comprise the separate statements of financial position as of December 31, 2025 and 2024, the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of material accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2025 and 2024, and its separate financial performance and its cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“KIFRS”).

We have also audited, in accordance with Korean Standards on Auditing (“KSAs”), the Company’s Internal Control over Financial Reporting (“ICFR”) as of December 31, 2025 based on the criteria established in Conceptual Framework for Designing and Operating Internal Control over Financial Reporting issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea, and our report dated March 3, 2026 expressed an unmodified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with KSAs. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinions.

Key Audit Matters

We have determined that there are no key audit matters to communicate in our report.

Other Matters

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:


Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

Evaluate the appropriateness of accounting policies used in the preparation of the separate financial statements and the reasonableness of accounting estimates and related disclosures made by management.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in the internal controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is Jung-Soo Bok.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 3, 2026

This report is effective as of March 3, 2026, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Financial Position

As of December 31, 2025 and 2024

(In millions of won)	Notes		2025	2024

Assets
Cash and due from banks at amortized cost	4, 6, 8, 33	~~W~~	2,589	151,143
Financial assets at fair value through profit or loss	4, 7, 33		3,160,174	2,552,750
Loans at amortized cost	4, 8, 33		2,951,878	3,837,298
Property and equipment	9, 11, 33		4,833	6,509
Intangible assets	10		7,114	6,488
Investments in subsidiaries	12		30,723,705	30,623,651
Net defined benefit assets	16		9,676	5,622
Deferred tax assets	29		6,388	-
Other assets	4, 8, 13, 33		927,470	488,842
Total assets		~~W~~	37,793,827	37,672,303

Liabilities
Borrowings	4, 14		9,975	19,914
Debt securities issued	4, 15, 33		10,457,205	10,731,336
Deferred tax liabilities	29		-	20,518
Other liabilities	4, 17, 33		991,187	552,360
Total liabilities			11,458,367	11,324,128

Equity	18
Capital stock			2,969,641	2,969,641
Hybrid bonds			4,749,837	4,600,121
Capital surplus			11,350,744	11,350,744
Capital adjustments			(647,347)	(296,024)
Accumulated other comprehensive loss			(11,363)	(9,307)
Retained earnings			7,923,948	7,733,000
Total equity			26,335,460	26,348,175
Total liabilities and equity		~~W~~	37,793,827	37,672,303

See accompanying notes to the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2025 and 2024

(In millions of won, except earnings per share data)	Notes		2025	2024

Interest income	28, 33	~~W~~	89,331	98,770
Interest expense	33		(335,753)	(334,798)
Net interest expense	20		(246,422)	(236,028)

Fees and commission income	28, 33		71,038	71,053
Fees and commission expense	33		(810)	(617)
Net fees and commission income	21		70,228	70,436

Dividend income	22, 28, 33		2,624,112	2,025,956
Net gain on financial assets at fair value through profit or loss	24, 28		71,959	89,244
Net foreign currency transaction loss	28		(291)	(2,128)
Reversal of credit loss allowance	8, 23, 28, 33		266	215
General and administrative expenses	25, 33		(155,536)	(146,832)

Operating income			2,364,316	1,800,863

Non-operating expenses	27		(3,788)	(169,111)

Profit before income taxes			2,360,528	1,631,752

Income tax expense (benefit)	29		(24,929)	11,885
Profit for the year			2,385,457	1,619,867
			(2,056)	(2,665)
Other comprehensive loss for the year, net of income tax	16, 18
Items that will not be reclassified subsequently to profit or loss: Re-measurements of the defined benefit asset			(2,056)	(2,665)

Total comprehensive income for the year		~~W~~	2,383,401	1,617,202

Basic and diluted earnings per share in Korean won	30	~~W~~	4,497	2,850

See accompanying notes to the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2025 and 2024

(In millions of won)
		Capital stock	Hybrid bonds	Capital surplus	Capital adjust-ments	Accumulated other comprehensive loss	Retained earnings	Total equity
Balance at January 1, 2024	~~W~~	2,969,641	4,001,731	11,350,744	(148,464)	(6,642)	7,932,131	26,099,141
Total comprehensive income for the year:
Profit for the year		-	-	-	-	-	1,619,867	1,619,867
Other comprehensive income		-	-	-	-	(2,665)	-	(2,665)
Remeasurements of the net defined benefit assets		-	-	-	-	(2,665)	-	(2,665)
		-	-	-	-	(2,665)	1,619,867	1,617,202
Transactions with owners:
Dividends		-	-	-	-	-	(268,697)	(268,697)
Interim dividends		-	-	-	-	-	(820,287)	(820,287)
Dividend to hybrid bonds		-	-	-	-	-	(176,945)	(176,945)
Redemption of hybrid bonds		-	(199,476)	-	(524)	-	-	(200,000)
Transfer to retained earnings of redemption loss of hybrid bonds		-	-	-	102,667	-	(102,667)	-
Issuance of hybrid bonds		-	797,866	-	-	-	-	797,866
Acquisition of treasury stock		-	-	-	(700,300)	-	-	(700,300)
Disposal of treasury stock		-	-	-	297	-	-	297
Retirement of treasury stock		-	-	-	450,300	-	(450,402)	(102)
		-	598,390	-	(147,560)	-	(1,818,998)	(1,368,168)
Balance at December 31, 2024		2,969,641	4,600,121	11,350,744	(296,024)	(9,307)	7,733,000	26,348,175

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Changes in Equity (Continued)

For the years ended December 31, 2025 and 2024

(In millions of won)
		Capital stock	Hybrid bonds	Capital surplus	Capital adjust-ments	Accumulated other comprehensive loss	Retained earnings	Total equity
Balance at January 1, 2025	~~W~~	2,969,641	4,600,121	11,350,744	(296,024)	(9,307)	7,733,000	26,348,175
Total comprehensive income for the year:
Profit for the year		-	-	-	-	-	2,385,457	2,385,457
Other comprehensive income		-	-	-	-	(2,056)	-	(2,056)
Remeasurements of the net defined benefit assets		-	-	-	-	(2,056)	-	(2,056)
		-	-	-	-	(2,056)	2,385,457	2,383,401
Transactions with owners:
Dividends		-	-	-	-	-	(267,755)	(267,755)
Interim dividends		-	-	-	-	-	(828,228)	(828,228)
Dividend to hybrid bonds		-	-	-	-	-	(197,932)	(197,932)
Redemption of hybrid bonds		-	(648,154)	-	(1,846)	-	-	(650,000)
Transfer to retained earnings of redemption loss of hybrid bonds		-	-	-	524	-	(524)	-
Issuance of hybrid bonds		-	797,870	-	-	-	-	797,870
Acquisition of treasury stock		-	-	-	(1,250,001)	-	-	(1,250,001)
Retirement of treasury stock		-	-	-	900,000	-	(900,070)	(70)
		-	149,716	-	(351,323)	-	(2,194,509)	(2,396,116)
Balance at December 31, 2025	~~W~~	2,969,641	4,749,837	11,350,744	(647,347)	(11,363)	7,923,948	26,335,460

See accompanying notes to the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2025 and 2024

(In millions of won)	Notes		2025	2024

Cash flows from operating activities
Profit for the year		~~W~~	2,385,457	1,619,867
Adjustments for:
Interest income	20		(89,331)	(98,770)
Interest expense	20		335,753	334,798
Dividend income	22		(2,624,112)	(2,025,956)
Income tax expense (benefit)	29		(24,929)	11,885
Net gain on financial instruments at fair value through profit or loss	24		(29,334)	(39,427)
Reversal of credit loss allowance			(266)	(215)
Employee benefits			12,825	6,364
Depreciation and amortization	25		4,450	5,137
Net foreign currency translation loss (gain)			(37,848)	4,201
Non-operating expense			2,272	167,731
			(2,450,520)	(1,634,252)
Changes in assets and liabilities:
Financial instruments at fair value through profit or loss			(564,963)	(330,111)
Other assets			(886)	235
Net defined benefit assets			(8,916)	(4,625)
Other liabilities			(2,699)	(4,021)
			(577,464)	(338,522)

Income tax paid			(594)	792
Interest received			88,220	97,366
Interest paid			(328,744)	(326,008)
Dividend received			2,624,048	2,025,368
Net cash inflow from operating activities			1,740,403	1,444,611

Cash flows from investing activities
Acquisition of financial instruments at fair value through profit or loss			(100,000)	(150,000)
Decrease in financial instruments at fair value through profit or loss			100,000	-
Lending of loans at amortized cost			(1,575,697)	(179,304)
Collection of loans at amortized cost			2,480,890	615,000
Acquisition of property and equipment			(292)	(2,162)
Disposal of property and equipment			-	(10)
Acquisition of intangible assets			(1,806)	(1,840)
Disposal of intangible assets			-	2,387
Increase in other assets			(8,225)	(620)
Decrease in other assets			-	71
Acquisition of investment in subsidiary			(100,054)	(100,000)
Disposal of investments in subsidiaries			-	32,804
Net cash inflow from investing activities		~~W~~	794,816	216,326

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Cash Flows (Continued)

For the years ended December 31, 2025 and 2024

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Cash Flows (Continued)

For the years ended December 31, 2025 and 2024

(In millions of won)	Notes		2025	2024

Cash flows from financing activities
Issuance of hybrid bonds			797,870	797,867
Redemption of hybrid bonds			(650,000)	(200,000)
Issuance of debt securities			2,738,224	1,836,934
Redemption of debt securities			(3,015,000)	(1,770,000)
Increase in borrowings			109,700	29,316
Decrease in borrowings			(120,000)	(235,000)
Dividends paid			(1,293,828)	(1,267,146)
Acquisition of treasury stock			(1,250,001)	(700,300)
Disposal of treasury stock			-	297
Expense for retirement of treasury stock			(69)	(102)
Repayments of lease liabilities			(731)	(1,619)
Net cash outflow from financing activities			(2,683,835)	(1,509,753)

Net increase (decrease) in cash and cash equivalents			(148,616)	151,184

Cash and cash equivalents at the beginning of year	32		151,203	19
Cash and cash equivalents at the end of year	32	~~W~~	2,587	151,203

See accompanying notes to the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

1. Reporting entity

Shinhan Financial Group Co., Ltd. (hereinafter referred to as "the Company") was established on September 1, 2001 for the main business purposes such as control and management of companies operating in the financial industry, and financial support for subsidiaries. In addition, the stocks were listed on the Korea Exchange on September 10, 2001, and the Company was registered with the Securities and Exchange Commission (SEC) on September 16, 2003, and on the same date, ADS (American Depositary Shares) was listed on the New York Stock Exchange (NYSE).

2. Basis of preparation

(a) Statement of compliance

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS) The accompanying separate financial statements have been restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company's financial position, financial performance or cash flows, is not presented in the accompanying separate financial statements.

These financial statements are separate financial statements prepared in accordance with K-IFRS No. 1027 ‘Separate Financial Statements’ in which presented on the basis of direct equity investments, not on that the controlling company, equity interests in associates and joint ventures does not base the investment on the investee’s reported performance and net assets.

(b) Basis of measurement

The separate financial statements have been prepared on the historical cost basis except for the following major items in the separate statement of financial position.


Financial instruments at fair value through profit or loss are measured at fair value

Liabilities for cash-settled share-based payment arrangements are measured at fair value

Liabilities for defined benefit plans are measured as the present value of defined benefit obligations less the fair value of plan assets

(c) Functional and presentation currency

These separate financial statements are presented in Korean won which is the Company’s functional currency and the currency of the primary economic environment in which the Company operates.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

2. Basis of preparation (continued)

(d) Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. If the estimates and assumptions based on management's judgment as of the end of the annual reporting period differ from the actual circumstances, the related actual results may differ from these estimates.

Estimates and underlying assumptions about estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(e) Changes in accounting policy

Except for the following new standard, which has been applied from January 1, 2025, the accounting policies applied by the Company in these separate financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2024.

i) Amendments to K-IFRS No. 1021 'Effects of Changes in Foreign Exchange Rates' and No. 1101 ‘First-time adoption of K-IFRS’ – Lack of Exchangeability

These amendments define scenarios where exchanges with other currencies are considered possible for accounting purposes, clarify the assessment of exchangeability with other currencies, and specify requirements for estimating and disclosing the spot exchange rate in cases where no exchangeability exists.

If exchange with other currencies is not possible, the spot exchange rate must be estimated on the measurement date using observable exchange rates without adjustment or employing alternative estimation techniques. There is no significant impact on the separate financial statements from these amendments.

ii) Amendments to K-IFRS No. 1117 ‘Insurance Contracts’ - Disclosure requirements related to lapse rates for insurance products with no or low surrender value

A paragraph has been added to require disclosure of any differences and their effects on the financial statements when the estimation techniques used for input variables in measuring insurance contracts differ from the principles for estimation required under insurance-related laws and regulations, provided that such information is considered relevant and material to users of the financial statements. These amendments are effective from December 31, 2025, and are applicable to the first annual reporting period ending after the effective date. The amendments will remain in effect until the annual reporting period ending December 31, 2029. There is no significant impact on the separate financial statements from these amendments.

(f) Approval of separate financial statements

These separate financial statements were approved by the Board of Directors on February 5, 2026, which will be submitted for approval to shareholders’ meeting on March 26, 2026.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

3. Material accounting policies

The material accounting policies applied by the Company in preparation of its separate financial statements are included below. The Company applies the same accounting policies applied as when preparing the annual separate financial statements for the years ended December 31, 2025 and 2024, except for the following amendments that have been applied for the first time since January 1, 2025 and as described in Note 2.

(a) Investments in subsidiaries

The accompanying separate financial statements have been prepared on a stand-alone basis in accordance with K-IFRS No. 1027 Separate Financial Statements. The Company’s investments in subsidiaries are recorded at cost less impairment, if any, in accordance with K-IFRS No. 1027. The Company applied K-IFRS No. 1101 First-time Adoption of K-IFRS, and considered the amount reported previously in separate financial statements prepared in accordance with previous K-GAAP as deemed cost at the date of transition. Dividends received from its subsidiaries are recognized in profit or loss when the Company is entitled to receive the dividend.

(b) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and are used by the Company in management of its short-term commitments with maturities of three months or less from the date of acquisition.

(c) Non-derivative financial assets

Financial assets are recognized in the separate statement of financial position when the Company becomes a party to the contract. In addition, a standardized purchase or sale (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market concerned) is recognized on the trade date.

i) Financial assets designated at FVTPL

Financial assets can be irrevocably designated as measured at FVTPL despite classification standards stated below, if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases. However, once the financial assets are designated at FVTPL, it is irrevocable.

ii) Equity instruments

For the equity instruments that are not held for short-term trading, at initial recognition, the Company may make an irrevocable election to present subsequent changes in fair value in other comprehensive income. Equity instruments that are not classified as financial assets at Fair Value through Other Comprehensive Income (“FVOCI”) are classified as financial assets at FVTPL.

The Company subsequently measures all equity investments at fair value. Valuation gains or losses of the equity instruments that are classified as financial assets at FVOCI previously recognized as other comprehensive income is not reclassified as profit or loss on derecognition. The Company recognizes dividends in profit or loss when the Company’s right to receive payments of the dividend is established.

Valuation gains or losses due to changes in fair value of the financial assets at FVTPL are recognized as gains or losses on financial assets at FVTPL. Impairment loss (reversal) on equity instruments at FVOCI is not recognized separately.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

3. Material accounting policies (continued)

(c) Non-derivative financial assets (continued)

iii) Debt instruments

Subsequent measurement of debt instruments depends on the Company’s business model in which the asset is managed and the contractual cash flow characteristics of the asset. Debt instruments are classified as financial assets at amortized cost, at FVOCI, or at FVTPL. Debt instruments are reclassified only when the Company’s business model changes.

iii-1) Financial assets at amortized cost

Assets that are held within a business model whose objective is to hold assets to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Impairment losses, and gains or losses on derecognition of the financial assets at amortized cost are recognized in profit or loss. Interest income on the effective interest method is included in the ‘Interest income’ in the separate statement of comprehensive income.

iii-2) Financial asset at FVOCI

Assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Other than impairment losses, interest income amortized using effective interest method and foreign exchange differences, gains or losses of the financial assets at FVOCI are recognized as other comprehensive income in equity. On removal, gains or losses accumulated in other comprehensive income are reclassified to profit or loss. The interest income on the effective interest method is included in the ‘Interest income’ in the separate statement of comprehensive income. Foreign exchange differences and impairment losses are included in the ‘Net foreign currency transaction gain’ and ‘Provision for credit losses allowance’ in the separate statement of comprehensive income, respectively.

iii-3) Financial asset at FVTPL

Debt securities other than financial assets at amortized costs or FVOCI are classified at FVTPL. Unless hedge accounting is applied, gains or losses from financial assets at FVTPL are recognized as profit or loss and are included in ‘Net gain on financial instruments at fair value through profit or loss’ in the separate statement of comprehensive income.

iv) Embedded derivatives

Financial assets with embedded derivatives are classified regarding the entire hybrid contract, and the embedded derivatives are not separately recognized. The entire hybrid contract is considered when it is determined whether the contractual cash flows represent solely payments of principal and interest.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

3. Material accounting policies (continued)

(d) Expected credit losses of financial assets

The Company recognizes provision for credit loss allowance for debt instruments measured at amortized cost and fair value through other comprehensive income, using the expected credit loss impairment model.

Financial assets migrate through the following three stages based on the change in credit risk since initial recognition and loss allowances for the financial assets are measured at the 12-month expected credit losses (“ECL”) or the lifetime ECL, depending on the stage.

Category		Provision for credit loss allowance
STAGE 1	When credit risk has not increased significantly since the initial recognition	12-month ECL: the ECL associated with the probability of default events occurring within the next 12 months
STAGE 2	When credit risk has increased significantly since the initial recognition	Lifetime ECL: a lifetime ECL associated with the probability of default events occurring over the remaining lifetime
STAGE 3	When assets are impaired	Same as above

The Company, meanwhile, only recognizes the cumulative changes in lifetime expected credit losses since the initial recognition as a loss allowance for purchased or originated credit-impaired financial assets.

The total period refers to the expected life of the financial instrument up to the contractual maturity date.

i) Reflection of forward-looking information

The Company incorporates forward-looking information when assessing whether credit risk has increased significantly and when measuring expected credit losses.

Assuming that the measurement factor of expected credit losses has a certain correlation with economic fluctuations, the expected credit losses are calculated by reflecting forward-looking information through modeling between macroeconomic variables and measurement factors.

ii) Measurement of amortization cost regarding the expected credit loss of financial assets

The expected credit loss of amortized financial assets is measured as the difference between the present value of the cash flows expected to be received and the cash flow to be received in accordance with loan agreements. For this purpose, the Company calculates expected cash flows for individually significant financial assets.

For financial assets that are not individually significant, the Company collectively measures the expected credit losses thereof with similar credit risk characteristics.

Expected credit losses are deducted from financial assets at amortized cost using ACL, which are written off along with the assets if the assets are not recoverable. The allowance for credit loss is increased when the written-off loan receivables are subsequently collected, and the changes in the allowance for credit loss are recognized in profit or loss.

iii) Measurement of expected credit loss of financial assets at FVOCI

The calculation of expected credit loss of financial assets at FVOCI is the same as for financial assets measured at amortized cost, but changes in allowance for credit loss are recognized in other comprehensive income. In the case of disposal and redemption of financial assets at FVOCI, the allowance for credit loss is reclassified from other comprehensive income to profit or loss and recognized in profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

3. Material accounting policies (continued)

(e) Property and equipment

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of 5 years, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

(f) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses, if any.

Amortization of intangible assets is calculated on a straight-line basis over the estimated useful lives of 5 years from the date that they are available for use. The residual value of intangible assets is zero. However, if there are no foreseeable limits to the periods over which certain intangible assets are expected to be available for use, they are determined to have indefinite useful lives and are not amortized.

(g) Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits and deferred tax assets, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Company estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

3. Material accounting policies (continued)

(h) Non-derivative financial liabilities

The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liability in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. Transaction costs on the financial liabilities at FVTPL are recognized in profit or loss as incurred.

i) Financial liabilities designated at FVTPL

Financial liabilities can be irrevocably designated as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases, or a group of financial instruments is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. The amount of change in the fair value of the financial liabilities designated at FVTPL that is attributable to changes in the credit risk of that liabilities shall be presented in other comprehensive income.

ii) Financial liabilities at FVTPL

Since initial recognition, financial liabilities at FVTPL are measured at fair value, and changes in the fair value are recognized as profit or loss.

iii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are at amortized cost using the effective interest method.

The Company derecognizes a financial liability from the separate statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(i) Paid-in capital

i) Hybrid bond

The Company classifies issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. Hybrid bond where the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

3. Material accounting policies (continued)

(j) Employee benefits

i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii) Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Company’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

iii) Retirement benefits: defined benefit plans

For the year ended December 31, 2024, defined benefit liabilities related to the defined benefit plan are recognized by deducting the fair value of external reserve from the present value of the defined benefit plan debt.

Defined benefit liabilities are calculated annually by independent actuaries using the predicted unit credit method. If the net present value of the defined benefit obligation less the fair value of the plan assets is an asset then the present value of the economic benefits available to the entity in the form of a refund from the plan or a reduction in future contributions to the plan.

(k) Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provision shall be used only for expenditures for which the provision is originally recognized.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

3. Material accounting policies (continued)

(l) Recognition of revenues and expenses

The Company recognizes revenue by applying the following five-step revenue recognition model:

① Identify the contract → ② Identify performance obligations → ③ Determine the transaction price → ④ Allocate the transaction price to the performance obligations → ⑤ Recognize revenue once performance obligations are satisfied

i) Interest income and expenses

Interest income and expense are recognized in profit or loss using the effective interest method.

ii) Fees and commissions

The recognition of revenue for financial service fees depends on the purposes for which the fees are assessed and the basis of accounting for any associated financial instrument.

ii-1) Fees that are an integral part of the effective interest rate of a financial instrument

Such fees are generally treated as an adjustment to the effective interest rate. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, preparing and processing documents, closing the transaction and the origination fees received on issuing financial liabilities. However, when the financial instrument is measured at fair value with the change in fair value recognized in profit or loss, the fees are recognized as revenue when the instrument is initially recognized.

ii-2) Fees earned as services are provided

Fees and commission income, including investment management fees, sales commission, and account servicing fees, are recognized as the related services are provided.

ii-3) Fees that are earned on the execution of a significant act

The fees that are earned on the execution of a significant act including commission on the allotment of shares or other securities to a client, placement fee for arranging a loan between a borrower and an investor and sales commission, are recognized as revenue when the significant act has been completed.

iii) Dividend income

Dividend income is recognized when the shareholder’s right to receive payment is established.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

3. Material accounting policies (continued)

(m) Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

The Company applies the consolidated tax payment system, under which the Company, as the parent corporation, and its domestic subsidiaries subject to the parent’s consolidated control (hereinafter referred to as the “Consolidated Subsidiaries”) are treated as a single taxable unit for purposes of calculating a single tax base and tax liability.

The Company evaluates the probability of realizing temporary differences by considering the future taxable profit of each entity and the consolidated group and recognizes changes in deferred tax assets (liabilities), except those recognized directly in equity, in profit or loss as income tax expense. In addition, given the Company, as the consolidated parent corporation, files a corporate tax return and pays corporate tax, it recognizes total consolidated income taxes payables and income tax allocated to each subsidiary as liabilities and receivables from subsidiaries, respectively, within its stand-alone financial statements.

The carrying value of deferred tax assets is reviewed at the end of each reporting period. The carrying value of deferred tax assets is reduced when it is no longer likely that sufficient taxable income will be generated to use benefits from deferred tax assets.

Because of the tax polices taken by the Company, tax uncertainties arise from the complexity of transactions and differences in tax law analysis. Also, it arises from a tax refund suit, tax investigation, or a refund suit against the tax authorities' tax amount. The Company paid the tax amount by the tax authorities in accordance with K-IFRS No. 2123. However, it will be recognized as the corporate tax assets if there is a high possibility of a refund in the future. In addition, the amount expected to be paid as a result of the tax investigation is recognized as the tax liability.

The company is subject to the Global Minimum Corporate Tax Act and has applied the temporary exception for deferred taxes under K-IFRS No. 1012. Accordingly, the company does not recognize deferred tax assets and liabilities related to the Global Minimum Corporate Tax Act and does not disclose information related to deferred tax. However, the company separately discloses details of the current income tax expense (income) related to the Global Minimum Corporate Tax Act.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

3. Material accounting policies (continued)

(n) New standards and amendments not yet adopted by the Company

The following new accounting standards and amendments have been published that are not mandatory for annual periods beginning on or after January 1, 2025, and have not been early adopted by the Company.

i) Amendments to K-IFRS No. 1109 ‘Financial Instruments’ and K-IFRS No. 1107 ‘Financial Instruments: Disclosures’ – Classification and measurement requirements of financial instruments

i -1) Derecognition of financial liabilities settled through electronic transfers

The amendments permit an entity, subject to specified criteria, to consider a financial liability (or a portion thereof) that is settled through an electronic payment system as extinguished (and derecognized) prior to the settlement date. When this accounting policy is elected, it must be applied consistently to all settlements made through the same electronic payment system.

i -2) Classification of financial assets

- Contractual terms and conditions consistent with a basic lending arrangement

The amendments provide guidance on how to assess whether the contractual cash flows of a financial asset are consistent with a basic lending arrangement. This guidance is intended to support entities in applying the contractual cash flow characteristics assessment to financial assets with features linked to environmental, social and governance (ESG) factors.

- Non-recourse financial assets

The amendments enhance the explanation of the term ‘non-recourse’, clarifying in particular that a financial asset has non-recourse characteristics when the entity’s ultimate contractual right to receive cash flows is limited to the cash flows generated from specified assets.

- Contractually linked instruments

The amendments clarify the characteristics that distinguish contractually linked instruments from other transactions. Specifically, they emphasize that, in such instruments, the priority of payments to holders of multiple contractually linked instruments (tranches) is established through a waterfall payment structure, resulting in the concentration of credit risk and the uneven allocation of losses among holders of different tranches. In addition, the amendments explain that not all transactions involving multiple debt instruments meet the criteria for contractually linked instruments and clarify that the pool of underlying assets may include financial assets that are outside the scope of the classification requirements of this standard.

i -3) Disclosures

- Investments in equity instruments designated at fair value through other comprehensive income (FVOCI)

The requirements of K-IFRS No. 1107 have been amended to require entities to separately present fair value gains or losses related to investments derecognized during the reporting period and those related to investments held at the end of the reporting period, as well as to disclose fair value gains or losses recognized in other comprehensive income during the reporting period.

- Contractual terms that may change the timing or amount of contractual cash flows

The amendments require disclosure of contractual terms that may change the timing or amount of contractual cash flows as a result of the occurrence (or non-occurrence) of contingent features that are not directly related to changes in basic lending risks or costs. These disclosure requirements apply to each class of financial assets at amortized cost or at fair value through other comprehensive income, and to each class of financial liabilities measured at amortized cost.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

3. Material accounting policies (continued)

(n) New standards and amendments not yet adopted by the Company (continued)

The amendments are effective for annual reporting periods beginning on or after 1 January 2026 with earlier application permitted. The Company expects that there will be no material impact on the separate financial statements from these amendments.

ii) K-IFRS No. 1118 ‘Presentation and Disclosure in Financial Statements’

K-IFRS No. 1118 supersedes K-IFRS No. 1001 . While K-IFRS No. 1118 carries forward many of the requirements of K-IFRS No. 1001 without change, it also introduces new requirements. Certain paragraphs of K-IFRS No. 1001 have been relocated to K-IFRS No. 1008 and K-IFRS No. 1107, and K-IFRS No. 1007 and K-IFRS No. 1033 have been amended.

K-IFRS No. 1118 introduces the following new requirements:

- Presentation of specified categories and defined subtotals in the statement of profit or loss

- Disclosure of management-defined performance measures (MPMs) in the notes to the financial statements

- Improvements to aggregation and disaggregation requirements

The new Standard is effective for annual reporting periods beginning on or after 1 January 2027, with early application permitted. The amendments to K-IFRS No. 1007 and K-IFRS No. 1033, as well as the amended K-IFRS No. 1008 and K-IFRS No. 1107, are effective when K-IFRS No. 1118 is applied. K-IFRS No. 1118 requires retrospective application and provides specific transitional provisions. In accordance with the retrospective application requirements of the Standard, the comparative information for the year ended December 31, 2026 will be restated in accordance with K-IFRS No. 1118.

The Company is currently assessing the impact of the new Standard on its financial statements. The adoption of the Standard is not expected to affect net income. However, it is expected to affect the determination and presentation of operating profit, as income and expenses in the statement of profit or loss will be classified into new categories.

ⅲ) Annual Improvements to Korean International Financial Reporting Standards (K-IFRS)

K-IFRS annual improvements are effective for annual reporting periods beginning on or after 1 January 2026 with earlier application permitted. The Company expects that there will be no material impact on the separate financial statements from these amendments.

- K-IFRS No. 1101 ‘First-time adoption of Korean International Financial Reporting Standards’ – Hedging accounting by a first-time adopter

- K-IFRS No. 1107 ‘Financial Instruments: Disclosures’ – Gain or loss on derecognition and Guidance on implementing K-IFRS No. 1107

- K-IFRS No. 1109 ‘Financial Instruments’ – Derecognition of lease liabilities and transaction price

- K-IFRS No. 1110 ‘Consolidated Financial Statements’ – Determination of ‘de facto agent’

- K-IFRS No. 1007 ‘Statement of Cash Flows’ – Cost method

- K-IFRS No. 1109 ‘Financial Instruments’ and K-IFRS No. 1107 ‘Financial Instruments: Disclosures’ - Contracts referencing nature-dependent electricity

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

4. Financial risk management

(a) Overview

As a financial services provider, Shinhan Financial Group Co., Ltd. and its subsidiaries (hereinafter referred to as the “Group”) manage various risks that may arise within business area, and the main risks are credit risk, market risk, interest rate risk and liquidity risk. These risks are recognized, measured, controlled and reported in accordance with the basic risk management policies established by the controlling company and each subsidiary.

i) Risk management principles

The risk management principles of the Group are as follows:

- All business activities take into account the balance of risks and profits within a predetermined risk appetite.

- The controlling company shall present the Group Risk Management Model Standard, supervise their compliance, and have responsibility and authority for group-level monitoring.

- Operate a risk-related decision-making system that enhances management's involvement.

- Organize and operate risk management organizations independent of the business sector.

- Operate a performance management system that clearly considers risks when making business decisions.

- Aim for preemptive and practical risk management functions.

- Share a cautious view to prepare for possible deterioration of the situation.

ii) Risk management organization

The fundamental policies for risk management of the Group are established by the Board of Directors of the controlling company, while the basic risk management strategies are established by the Risk Management Committee (the “Group Risk Management Committee”) within the controlling company’s Board of Directors. The Group's Chief Risk Officer (CRO) assists the Group Risk Management Committee and consults the risk management policies and strategies of the group and each subsidiary through the Group Risk Council, which includes the Chief Risk Officer of each subsidiary. The subsidiary implements the risk management policies and strategies of the Group through each company's risk management committee, risk-related committee, and risk management organization, and consistently establishes and implements the detailed risk management policies and strategies of the subsidiary. The risk management team of the controlling company assists the Group's Chief Risk Officer for risk management and supervision.

The Company has a hierarchical limit system to manage the risks of the Group to an appropriate level. The Group Risk Management Committee sets the risk limits that can be acceptable by the Group and each subsidiary, while the Risk Management Committee and the management-level risk Commitees of each subsidiary set and manage detailed risk limits by risk, department, desk, and product types.

ii-1) Group Risk Management Committee

The Committee establishes the risk management framework for the controlling company and each of its subsidiaries and comprehensively manages Group-wide risk-related matters, including the establishment of the Group’s fundamental risk management policies and strategies and the approval of limits. The Committee consists of directors of the controlling company.

The Committee's resolutions are as follows.

- Establish risk management basic policy in line with management strategy

- Determine the level of risk that can be assumed by the Group and each subsidiary

- Approve appropriate investment limit or loss allowance limit

- Enact and amend the Group Risk Management Regulations and the Group Risk Council Regulations

- Matters concerning risk management organization structure and division of duties

- Matters concerning the operation of the risk management system

- Matters concerning the establishment of various limits and approval of limits

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

- Make decisions on approval of the FSS's internal rating based approach for non-retail and retail credit rating systems

4. Financial risk management (continued)

(a) Overview (continued)

ii-1) Group Risk Management Committee(continued)

- Matters concerning risk disclosure policy

- Analysis of crisis situation, related capital management plan and financing plan

- Matters deemed necessary by the board of directors

- Matters required by external regulations such as the Financial Services Commission and other regulations and guidelines

- Matters deemed necessary by the Chairman

ii-2) Group Risk Management Council

In order to maintain the Group's risk policies and strategies consistently, discuss all risk-related matters of the Group and make resolutions on matters necessary to implement the policies prescribed by the Group Risk Management Committee. The members shall be chaired by the chief risk officer of the group and shall be comprised of the chief risk officer of the major subsidiaries.

iii) Risk management framework

iii-1) Management of the Risk Capital

Risk capital refers to the capital required to compensate for the potential loss (risk) if it is actually realized. Risk capital management refers to the management of the risk assets considering its risk appetite, which is a datum point on the level of risk burden compared to available capital, so as to maintain the risk capital at an appropriate level. The controlling company and subsidiaries establish and operate a risk planning process to reflect the risk plan in advance when establishing financial and business plans for risk capital management, and establish a risk limit management system to control risk to an appropriate level.

iii-2) Risk monitoring

In order to proactively manage risks by periodically identifying risk factors that can affect the Group's business environment, the Company has established a multi-dimensional risk monitoring system. Each subsidiary is required to report to the Company on key issues that affect risk management at the Group level. The Company prepares weekly, monthly and ad-hoc monitoring reports for Group management, including the CRO.

In addition, the Risk Dashboard is operated to derive abnormal symptoms through three-dimensional monitoring of major portfolios, increased risks, and external environmental changes of assets for each subsidiary. If necessary, the Company takes preemptive risk management to establish and implement countermeasures.

iii-3) Risk review

When conducting new product, new business and major policy changes, risk factors are reviewed by using a pre-defined checklist to prevent indiscriminate promotion of business that is not easy to judge risk and to support rational decision making. The subsidiary's risk management department conducts a preliminary review and post-monitoring process on products, services, and projects to be pursued in the business division. In case of matters that are linked or jointly promoted with other subsidiaries, the risk reviews are carried out after prior-consultation with the risk management department of the controlling company.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

4. Financial risk management (continued)

(a) Overview (continued)

iii) Risk management framework (continued)

iii-4) Crisis management

The Company maintains a group-wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for four levels of contingencies, namely, “cautious’, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Company maintains and installs crisis detection and response system which is applied consistently group-wide, and upon the happening of any contingency at two or more subsidiary levels, the Company directly takes charge of the situation so that the Company manages it on a concerted group wide basis.

(b) Credit risk

i) Credit risk management

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and is the largest risk which the Company faces. The Company’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on the balance sheet, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

< Techniques, assumptions and input variables used to measure impairment>

i-1) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Company assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Company uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make that assessment, the Company compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and consider reasonable and supportable information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition. This information includes the default experience data we have and the analysis results of internal credit rating experts.

① Measuring the risk of default

The Company assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

② Measuring term structure of probability of default

Internal credit rating is a key input variable for determining term structure of probability of default. The Company accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Company uses information obtained from external credit rating agencies when performing these analyses.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Credit risk management (continued)

i-1) Determining significant increases in credit risk since initial recognition (continued)

② Measuring term structure of probability of default (continued)

The Company applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

③ Significant increases in credit risk

The Company uses the indicators defined as per portfolio to determine the significant increase in credit risk, and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others.

i-2) Risk of default

The Company considers a financial asset to be in default if it meets one or more of the following conditions:

- if a borrower is overdue by 90 days or more from the contractual payment date

- if the Company judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Company uses the following indicators when determining whether a borrower is in default:

- Qualitative factors (e.g. breach of contractual terms),

- Quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Company, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Company uses the number of days past due for each financial instrument),

- Internal observation data and external data

The definition of default applied by the Company generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has incurred, and the extent thereof may vary.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Credit risk management (continued)

i-3) Reflection of forward-looking information

The Company reflects forward-looking information presented by internal experts based on a variety of information when measuring expected credit losses. For the purpose of estimating this forward-looking information, the Company utilizes the economic outlook published by domestic and overseas research institutes or government and public agencies.

The Company identified the key macroeconomic variables needed to forecast credit risk and credit losses for each portfolio as follows by analyzing data obtained from past experience and drew correlations across credit risk for each variable. After that, the Company has reflected the forward-looking information through a regression estimation.

Key macroeconomic variables	Correlation with credit risk
GDP growth rate	(-)
Private consumption growth rate	(-)
Facility investment growth rate	(-)
Consumer price index growth rate	(+)
Balance on current account	(-)

The predicted correlations between the macroeconomic variables and the risk of default, used by the Company, are derived based on data from over past ten years.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Credit risk management (continued)

i-4) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (“PD”)

- Loss given default (“LGD”)

- Exposure at default (“EAD”)

These variables have been estimated from historical experience data and the statistical techniques developed internally and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Company uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for those grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

LGD refers to the expected loss if a borrower defaults. The Company calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Company derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying amount of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

In measuring expected credit losses on financial assets, the Company uses the contractual maturity as the period subject to expected credit loss measurement. The contractual maturity is computed by considering the extension right held by the borrower.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (“LTV”)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria classifying groups is periodically reviewed to maintain the homogeneity of the group and adjusted if necessary. The Company uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from past experience.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

i-5) Write-off of financial assets

The Company writes off a portion of or entire loan or debt security for which the Company does not expect to receive its principal and interest. In general, the Company writes off the balance when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Company and is carried out with the approval of Financial Supervisory Service, if necessary. The Company may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) The maximum exposure to credit risk of financial instruments, excluding equity securities, as of December 31, 2025 and 2024 is as follows:

			December 31, 2025	December 31, 2024
Due from banks and loans at amortized cost (*1):	Banks	~~W~~	2,589	151,143
	Corporations		2,951,878	3,837,298
			2,954,467	3,988,441
Financial assets at fair value through profit or loss			1,667,654	1,069,628
Other financial assets at amortized cost (*1), (*2)			927,158	488,756
		~~W~~	5,549,279	5,546,825

(*1) The maximum exposure amounts for due from banks, loans and other financial assets are measured as net of allowances.

(*2) It is comprised of accounts receivable, accrued income, and guarantee deposits.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iii) Impairment information of financial assets by credit risk

Detailed information of financial assets at amortized costs on impairment as of December 31, 2025 and 2024 is as follows:

		December 31, 2025
		12-month ECL	Lifetime ECL	Gross amount	Allowance	Total, net
Due from banks and loans at amortized cost (*):
Banks	~~W~~	2,590	-	2,590	(1)	2,589
Corporations		2,953,103	-	2,953,103	(1,225)	2,951,878
		2,955,693	-	2,955,693	(1,226)	2,954,467
Other financial assets at amortized cost		927,532	-	927,532	(374)	927,158
	~~W~~	3,883,225	-	3,883,225	(1,600)	3,881,625

		December 31, 2024
		12-month ECL	Lifetime ECL	Gross amount	Allowance	Total, net
Due from banks and loans at amortized cost (*):
Banks	~~W~~	151,206	-	151,206	(63)	151,143
Corporations		3,838,903	-	3,838,903	(1,605)	3,837,298
		3,990,109	-	3,990,109	(1,668)	3,988,441
Other financial assets at amortized cost		488,954	-	488,954	(198)	488,756
	~~W~~	4,479,063	-	4,479,063	(1,866)	4,477,197

(*) Credit quality of due from banks and loans is divided into Prime and Normal. Credit quality of due from banks and loans as of December 31, 2025 and 2024 is classified as Prime. The distinction between prime grade and normal grade is as follows:

Type of Borrower	Corporations and banks
Grade: 1. Prime	Internal credit rating of BBB+ or above
Grade: 2. Normal	Internal credit rating of below BBB+

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

4. Financial risk management (continued)

(c) Market risk

Market risk refers to the risk of loss that may occur due to changes in market price such as interest rates, equity prices, and foreign exchange rates, etc.

i) Interest rate risk

Interest rate risk refers to the risk of loss that changes in market interest rates can result in changes in net interest income (NII) or net asset value (NPV).

Interest rate gap analysis is a method of measuring the sensitivity of net interest income from interest rate fluctuations by preparing interest rate gap tables that allocate interest income asset, liability, and off-balance-sheet item transaction item positions to maturity based on the agreed cash flow and interest rate revision date.

The results of interest rate gap analysis as of December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Less than 1 month	1 month ~ 3 months	3 months ~ 6 months	6 months ~ 1 year	1 year ~ 5 years	More than 5 years	Total
Interest-earning assets:
Due from banks		2,587	-	-	-	-	-	2,587
Loans at amortized cost	~~W~~	10,000	510,000	530,027	70,000	1,833,101	-	2,953,128
		12,587	510,000	530,027	70,000	1,833,101	-	2,955,715
Interest-bearing liabilities:
Borrowings		10,000	-	-	-	-	-	10,000
Debt securities issued		817,450	550,000	520,000	670,000	7,774,900	140,000	10,472,350
		827,450	550,000	520,000	670,000	7,774,900	140,000	10,482,350

Sensitivity gap	~~W~~	(814,863)	(40,000)	10,027	(600,000)	(5,941,799)	(140,000)	(7,526,635)
Cumulative gap		(814,863)	(854,863)	(844,836)	(1,444,836)	(7,386,635)	(7,526,635)

		December 31, 2024
		Less than 1 month	1 month ~ 3 months	3 months ~ 6 months	6 months ~ 1 year	1 year ~ 5 years	More than 5 years	Total
Interest-earning assets:
Due from banks		9	-	151,194	-	-	-	151,203
Loans at amortized cost	~~W~~	10,000	780,300	350,000	1,340,590	1,358,100	-	3,838,990
		10,009	780,300	501,194	1,340,590	1,358,100	-	3,990,193
Interest-bearing liabilities:
Borrowings		10,000	10,000	-	-	-	-	20,000
Debt securities issued		-	1,285,000	760,000	970,000	7,530,000	200,000	10,745,000
		10,000	1,295,000	760,000	970,000	7,530,000	200,000	10,765,000

Sensitivity gap	~~W~~	9	(514,700)	(258,806)	370,590	(6,171,900)	(200,000)	(6,774,807)
Cumulative gap		9	(514,691)	(773,497)	(402,907)	(6,574,807)	(6,774,807)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

4. Financial risk management (continued)

(c) Market risk

ii) Foreign exchange risk

Foreign exchange risk refers to the risk of loss that may arise from fluctuations in the fair value or future cash flow of foreign exchange risk exposure due to exchange rate fluctuations. Foreign exchange risk exposure can be understood as the difference between foreign currency denominated assets and liabilities (net position), and derivative financial instruments with exchange rate as underlying asset. Meanwhile, there are no items in the company's foreign currency assets and liabilities that apply hedge accounting.

The Company's foreign currency financial assets and liabilities are exposed to exchange rate risk. Exchange rate risk is calculated and managed based on the required capital by the standard method. The risk weighting for the currency has been raised from 8% to 15% (high-flow currency 10.6%) as the standard method of required capital is revised from 2023.

As of December 31, 2025 and 2024, the required capital amount by the standard method, exposure to foreign exchange risk and changes in net assets assuming a 5% weaker and stronger dollar, are as follows.

	December 31, 2025
Classification	Foreign currency		Won equivalent	5% increase	5% decrease
	Currency	Amount
Assets in foreign currency
Due from banks	USD	10,002	14	15	13
Loans at amortized cost	USD	720,000,000	1,033,128	1,084,784	981,472
Financial assets - FVTPL	USD	797,461,386	1,144,277	1,201,491	1,087,063
Other financial assets at amortized cost	USD	11,422,008	16,389	17,208	15,570
	USD	1,528,893,396	2,193,808	2,303,498	2,084,118
Liabilities in foreign currency
Debt securities issued in foreign currency	USD	1,494,090,016	2,143,870	2,251,064	2,036,677
Other financial liabilities	USD	23,476,900	33,687	35,371	32,003
	USD	1,517,566,916	2,177,557	2,286,435	2,068,680
Amount of financial statement exposure	USD	11,326,480	16,251	17,063	15,438
Net capital effect				812	(813)
Regulatory capital (standardized approach)			435,255

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

4. Financial risk management (continued)

(c) Market risk (continued)

	December 31, 2024
Classification	Foreign currency		Won equivalent	5% increase	5% decrease
	Currency	Amount
Assets in foreign currency
Due from banks	USD	5,984	9	9	9
Loans at amortized cost	USD	1,217,000,000	1,788,990	1,878,440	1,699,541
Financial assets - FVTPL	USD	282,172,057	414,793	435,533	394,053
Other financial assets at amortized cost	USD	10,952,433	16,100	16,905	15,295
	USD	1,510,130,474	2,219,892	2,330,887	2,108,898
Liabilities in foreign currency
Debt securities issued in foreign currency	USD	1,495,161,396	2,197,887	2,307,781	2,087,993
Other financial liabilities	USD	20,777,442	30,543	32,070	29,016
	USD	1,515,938,838	2,228,430	2,339,851	2,117,009
Amount of financial statement exposure	USD	(5,808,364)	(8,538)	(8,964)	(8,111)
Net capital effect				(426)	427
Regulatory capital (standardized approach)			389,673

(d) Liquidity risk

Liquidity risk refers to the risk of unexpected losses (such as the disposal of assets abnormal pricing, the procurement of high interest rates, etc.) or insolvency due to inconsistency in funding periods between assets and liabilities or a sudden outflow of funds.

Under the Financial Holding Companies Act, the Company manages its liquidity by maintaining assets with a remaining maturity of one month or less in excess of corresponding liabilities at the end of each month

The details of the composition of non-derivative financial instruments by remaining period are as of December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Less than 1 month	1 month ~ 3 months	3 months ~ 6 months	6 months ~ 1 year	1 year ~ 5 years	More than 5 years	Total
Non-derivatives
Assets:
Due from banks		2,587	-	-	-	-	-	2,587
Loans at amortized cost		34,142	516,628	542,979	106,872	2,045,114	-	3,245,735
Financial assets -FVTPL		1,667,654	-	-	-	-	-	1,667,654
Other financial assets		9,877	54,842	635,149	40,882	143,356	21,627	905,733
	~~W~~	1,714,260	571,470	1,178,128	147,754	2,188,470	21,627	5,821,709
Liabilities:
Borrowings		10,000	-	-	-	-	-	10,000
Debt securities issued		880,482	591,353	581,788	816,521	8,337,526	148,540	11,356,210
Other financial liabilities		27,733	64,960	7,235	4,987	159,489	-	264,404
		918,215	656,313	589,023	821,508	8,497,015	148,540	11,630,614
Net assets (liabilities)	~~W~~	796,045	(84,843)	589,105	(673,754)	(6,308,545)	(126,913)	(5,808,905)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

4. Financial risk management (continued)

(d) Liquidity risk (continued)

The details of the composition of non-derivative financial instruments by remaining period are as of December 31, 2025 and 2024 are as follows (continued):

		December 31, 2024
		Less than 1 month	1 month ~ 3 months	3 months ~ 6 months	6 months ~ 1 year	1 year ~ 5 years	More than 5 years	Total
Non-derivatives
Assets:
Due from banks		9	-	151,194	-	-	-	151,203
Loans at amortized cost		16,540	804,810	364,413	1,369,150	1,388,544	-	3,943,457
Financial assets - FVTPL		1,069,628	-	-	-	-	-	1,069,628
Other financial assets		13,238	5,031	315,682	25,412	94,157	13,402	466,922
	~~W~~	1,099,415	809,841	831,289	1,394,562	1,482,701	13,402	5,631,210
Liabilities:
Borrowings		10,000	10,000	-	-	-	-	20,000
Debt securities issued		47,194	1,341,073	824,623	1,108,604	8,046,442	214,183	11,582,119
Other financial liabilities		26,469	7,221	198,009	16,128	105,779	-	353,606
		83,663	1,358,294	1,022,632	1,124,732	8,152,221	214,183	11,955,725
Net assets (liabilities)	~~W~~	1,015,752	(548,453)	(191,343)	269,830	(6,669,520)	(200,781)	(6,324,515)

The above amounts include both principal and interest cash flows. As of December 31, 2025 and 2024, the deposit of ~~W~~ 3 million which is limited to use as a deposit for checking account opening, is excluded from the cash flows.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

4. Financial risk management (continued)

(e) Measurement for the fair value of financial instruments

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Company are based on the trading agencies’ notifications.

If the market for a financial instrument is not active, such as OTC (Over-The-Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service. The Company uses its judgement to select a variety of methods and make rational assumptions that are mainly based on market conditions existing at the end of each reporting period.

The fair value of financial instruments is determined using valuation techniques, such as, a method of using recent transactions between independent parties with reasonable judgement and willingness to trade, a method of referring to the current fair value of other financial instruments that are substantially identical, discounted cash flow model and option pricing models.

The Company classifies and discloses fair value of financial instruments into the following three-level hierarchy:


Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

i) Financial instruments measured at fair value

i-1) The fair value hierarchy of financial assets which are presented at their fair value in the statements of financial position as of December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss	~~W~~	-	1,667,654	1,492,520	3,160,174

		December 31, 2024
		Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss	~~W~~	-	1,069,628	1,483,122	2,552,750

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

4. Financial risk management (continued)

(e) Measurement for the fair value of financial instruments (continued)

i-2) Changes in level 3 of the fair value hierarchy

- Changes in level 3 of the fair value hierarchy for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Financial assets at FVTPL
Beginning balance	~~W~~	1,483,122
Recognized in profit or loss		9,398
Purchases		100,000
Settlement		(100,000)
Ending balance	~~W~~	1,492,520

		December 31, 2024
		Financial assets at FVTPL
Beginning balance	~~W~~	1,250,605
Recognized in profit or loss		82,517
Purchases		150,000
Ending balance	~~W~~	1,483,122

i-3) Valuation techniques and input variables unobservable in markets

i-3-1) The valuation techniques and the fair value measurement input variables of financial instruments classified as level 2 as of December 31, 2025 and 2024 are as follows:

	Classification	Valuation techniques	Type	Carrying amount	Inputs
2025	Financial assets at fair value through profit or loss	Net asset valuation approach	Beneficiary certificates	1,667,654	Prices of underlying assets such as bonds
2024	Financial assets at fair value through profit or loss	Net asset valuation approach	Beneficiary certificates	1,069,628	Prices of underlying assets such as bonds

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

4. Financial risk management (continued)

(e) Measurement for the fair value of financial instruments (continued)

i-3-2) Information about valuation techniques and significant unobservable inputs in measuring financial instruments categorized as level 3 as of December 31, 2025 and 2024 are as follows:

	December 31, 2025
	Valuation technique	Type of financial instrument		Carrying amount	Significant unobservable input	Range of estimates for unobservable input

Financial assets
Financial assets at fair value through profit or loss	Option model (*)	Hybrid bonds	~~W~~	1,492,520	Volatility of interest rate	0.46%~0.86%

	December 31, 2024
	Valuation technique	Type of financial instrument		Carrying amount	Significant unobservable input	Range of estimates for unobservable input

Financial assets
Financial assets at fair value through profit or loss	Option model (*)	Hybrid bonds	~~W~~	1,483,122	Volatility of interest rate	0.47%~1.13%

(*) It is calculated by applying the Hull-White model method.

i-4) Sensitivity to changes in unobservable inputs

- For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effect on profit (loss), and other comprehensive income (loss) as of December 31, 2025 and 2024 are as follows:

			December 31, 2025
Type of financial instrument			Profit (loss) for the year
			Favorable change	Unfavorable change
Recognized in profit or loss (*)	Financial assets at fair value through profit or loss	~~W~~	207	(233)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

4. Financial risk management (continued)

(e) Measurement for the fair value of financial instruments (continued)

i-4) Sensitivity to changes in unobservable inputs (continued)

			December 31, 2024
Type of financial instrument			Profit (loss) for the year
			Favorable change	Unfavorable change
Recognized in profit or loss (*)	Financial assets at fair value through profit or loss	~~W~~	493	(524)

(*) Based on a 10% increase or decrease in interest rate volatility, which is a major unobservable input.

ii) Financial instruments measured at amortized cost

ii-1) The methods of measuring the fair value of financial instruments at amortized cost are as follows:

Type	Measurement methods of fair value
Due from banks

The carrying amount and the fair value for cash are identical and most deposits are either floating interest rate deposits or next-day deposits of short-term instruments. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk of the borrower, etc.
Borrowings and debt securities issued

The fair value of borrowings and debt securities issued is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk

ii-2) The carrying value and fair value of the financial instruments at amortized cost as of December 31, 2025 and 2024 are as follows:

		December 31, 2025		December 31, 2024
		Carrying value	Fair value	Carrying value	Fair value
Assets:
Due from banks at amortized cost	~~W~~	2,589	2,589	151,143	151,143
Loans at amortized cost		2,951,878	3,109,700	3,837,298	3,814,558
Other financial assets		927,158	927,158	488,756	488,756
	~~W~~	3,881,625	4,039,447	4,477,197	4,454,457
Liabilities:
Borrowings	~~W~~	9,975	9,976	19,914	19,922
Debt securities issued		10,457,205	10,492,523	10,731,336	10,761,924
Other financial liabilities		329,942	329,942	418,727	418,727
	~~W~~	10,797,122	10,832,441	11,169,977	11,200,573

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

4. Financial risk management (continued)

(e) Measurement for the fair value of financial instruments (continued)

ii) Financial instruments at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but disclosed with their fair values as of December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Level 1	Level 2	Level 3	Total
Assets:
Due from banks at amortized cost	~~W~~	2,586	3	-	2,589
Loans at amortized cost		-	-	3,109,700	3,109,700
Other financial assets		-	-	927,158	927,158
	~~W~~	2,586	3	4,036,858	4,039,447
Liabilities:
Borrowings	~~W~~	-	9,976	-	9,976
Debt securities issued		-	10,492,523	-	10,492,523
Other financial liabilities		-	-	329,942	329,942
	~~W~~	-	10,502,499	329,942	10,832,441

		December 31, 2024
		Level 1	Level 2	Level 3	Total
Assets:
Due from banks at amortized cost	~~W~~	151,140	3	-	151,143
Loans at amortized cost		-	-	3,814,558	3,814,558
Other financial assets		-	-	488,756	488,756
	~~W~~	151,140	3	4,303,314	4,454,457
Liabilities:
Borrowings	~~W~~	-	19,922	-	19,922
Debt securities issued		-	10,761,924	-	10,761,924
Other financial liabilities		-	-	418,727	418,727
	~~W~~	-	10,781,846	418,727	11,200,573

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

4. Financial risk management (continued)

(e) Measurement for the fair value of financial instruments (continued)

ii) Financial instruments at amortized cost (continued)

ii-4) Information on valuation technique and inputs used as of December 31, 2025 and 2024 in measuring financial instruments not measured at fair value classified as level 2 or 3 is as follows:

	December 31, 2025
	Valuation technique		Fair value	Inputs
Assets:
Due from banks at amortized cost	-	~~W~~	3	-
Loans at amortized cost	DCF		3,109,700	Discount rate
Other financial assets	DCF		927,158	Discount rate
		~~W~~	4,036,861
Liabilities:
Borrowings	DCF	~~W~~	9,976	Discount rate
Debt securities issued	DCF		10,492,523	Discount rate
Other financial liabilities	DCF		329,942	Discount rate
		~~W~~	10,832,441

	December 31, 2024
	Valuation technique		Fair value	Inputs
Assets:
Due from banks at amortized cost	-	~~W~~	3	-
Loans at amortized cost	DCF		3,814,558	Discount rate
Other financial assets	DCF		488,756	Discount rate
		~~W~~	4,303,317
Liabilities:
Borrowings	DCF	~~W~~	19,922	Discount rate
Debt securities issued	DCF		10,761,924	Discount rate
Other financial liabilities	DCF		418,727	Discount rate
		~~W~~	11,200,573

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

4. Financial risk management (continued)

(f) Classification by categories of financial instruments

i) Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of each category of financial assets and financial liabilities as of December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Financial assets at fair value through profit or loss	Financial assets at amortized cost	Financial liabilities at amortized cost
Assets:
Cash and due from banks at amortized cost	~~W~~	-	2,589	-
Financial assets at fair value through profit or loss		3,160,174	-	-
Loans at amortized cost		-	2,951,878	-
Other financial assets at amortized cost		-	927,158	-
	~~W~~	3,160,174	3,881,625	-
Liabilities:
Borrowings	~~W~~	-	-	9,975
Debt securities issued		-	-	10,457,205
Other financial liabilities		-	-	329,942
	~~W~~	-	-	10,797,122

		December 31, 2024
		Financial assets at fair value through profit or loss	Financial assets at amortized cost	Financial liabilities at amortized cost
Assets:
Cash and due from banks at amortized cost	~~W~~	-	151,143	-
Financial assets at fair value through profit or loss		2,552,750	-	-
Loans at amortized cost		-	3,837,298	-
Other financial assets at amortized cost		-	488,756	-
	~~W~~	2,552,750	4,477,197	-
Liabilities:
Borrowings	~~W~~	-	-	19,914
Debt securities issued		-	-	10,731,336
Other financial liabilities		-	-	418,727
	~~W~~	-	-	11,169,977

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

4. Financial risk management (continued)

(f) Classification by categories of financial instruments (continued)

ii) Comprehensive income by categories of financial instruments for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Net profit or loss					Other comprehensive income
		Interest income (expenses) (*)	Provision for credit loss allowance	Valuation and disposal	Foreign currency	Total
Financial assets at fair value through profit or loss	~~W~~	-	-	71,959	13,103	85,062	-
Financial assets at amortized cost		89,331	266	-	(21,543)	68,054	-
Financial liabilities at amortized cost	~~W~~	(335,753)	-	-	8,149	(327,604)	-

		December 31, 2024
		Net profit or loss					Other comprehensive income
		Interest income (expenses) (*)	Provision for credit loss allowance	Valuation and disposal	Foreign currency	Total
Financial assets at fair value through profit or loss	~~W~~	-	-	89,244	49,811	139,055	-
Financial assets at amortized cost		98,770	215	-	221,280	320,265	-
Financial liabilities at amortized cost	~~W~~	(334,798)	-	-	(273,219)	(608,017)	-

(*) Calculated by using the effective interest method.

(g) Capital risk management

Pursuant to Financial Holding Company Supervisory Regulation, the Company complies with the debt ratio calculated as ‘total liability divided by total equity subtracting regulatory reserve for credit loss’ and calculates the dual leverage ratio as 'total invested amount on subsidiaries divided by total equity subtracting regulatory reserve for credit loss', for capital risk management purposes.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

5. Significant estimates and judgments

The preparation of financial statements requires the Company to make estimates and assumptions concerning the future. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the related actual results, it can contain a significant risk of causing a material adjustment. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Income taxes

The Company has recognized current and deferred taxes that reflect tax consequences based on the best estimates in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, actual income taxes in the future may not be identical to the recognized tax assets and liabilities, and this difference can affect current and deferred tax at the period when the final tax effect is determined.

(b) Fair value of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques. The Company determines valuation techniques and assumptions based on significant market conditions at the end of each reporting period. Diverse valuation techniques are used to determine the fair value of financial instruments, from generic valuation techniques to internally developed valuation models that incorporate various types of assumptions and variables.

(c) Allowance for credit losses

The Company determines and recognizes allowances for losses on loans and other receivables measured at amortized cost. The accuracy of allowances and provisions for credit losses is determined by the assumptions used for collectively assessed allowances and provisions for groups of loans.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

6. Due from banks

(a) Due from banks as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Due from banks
Due from banks at amortized cost	~~W~~	2,590	151,206
Less: allowance		(1)	(63)
	~~W~~	2,589	151,143

(b) Restricted due from banks as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Deposit for checking account opening	~~W~~	3	3

7. Financial assets at fair value through profit or loss

Financial instruments at fair value through profit or loss as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Beneficiary certificates
Beneficiary certificates in Korean won	~~W~~	907,013	1,023,281
Beneficiary certificates in foreign currency		760,641	46,347
		1,667,654	1,069,628
Hybrid Bonds
Hybrid Bonds in Korean won		1,108,884	1,114,676
Hybrid Bonds in foreign currency		383,636	368,446
		1,492,520	1,483,122
	~~W~~	3,160,174	2,552,750

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

8. Loans at amortized cost

(a) Loans at amortized cost as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Corporate loans (Working Capital Loan)	~~W~~	2,953,103	3,838,903
Less: allowance		(1,225)	(1,605)
	~~W~~	2,951,878	3,837,298

(b) Changes in the carrying amount of loans at amortized cost, etc. for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Loans at amortized cost			Due from banks at amortized cost and other financial assets
		12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	Total
Beginning balance	~~W~~	3,838,903	-	-	640,160	-	-	4,479,063
Transfer to 12-month expected credit losses		-	-	-	-	-	-	-
Transfer to lifetime expected credit losses		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Origination		1,576,004	-	-	-	-	-	1,576,004
Collection		(2,480,890)	-	-	-	-	-	(2,480,890)
Others (*)		19,086	-	-	289,962	-	-	309,048
Ending balance	~~W~~	2,953,103	-	-	930,122	-	-	3,883,225

		December 31, 2024
		Loans at amortized cost			Due from banks at amortized cost and other financial assets
		12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	Total
Beginning balance	~~W~~	4,052,900	-	-	507,378	-	-	4,560,278
Transfer to 12-month expected credit losses		-	-	-	-	-	-	-
Transfer to lifetime expected credit losses		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Origination		180,000	-	-	-	-	-	180,000
Collection		(615,000)	-	-	-	-	-	(615,000)
Others (*)		221,003	-	-	132,782	-	-	353,785
Ending balance	~~W~~	3,838,903	-	-	640,160	-	-	4,479,063

(*) Other changes are due to dividends receivables, consolidation tax receivables, accrued income, changes in foreign exchange rates, etc.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

8. Loans at amortized cost (continued)

(c) Changes in allowances for loans at amortized cost and other assets for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Loans at amortized cost			Due from banks at amortized cost and other financial assets
		12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	Total
Beginning balance	~~W~~	1,605	-	-	261	-	-	1,866
Transfer to 12-month expected credit losses		-	-	-	-	-	-	-
Transfer to lifetime expected credit losses		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Provision (Reversal)		(380)	-	-	114	-	-	(266)
Ending balance	~~W~~	1,225	-	-	375	-	-	1,600

		December 31, 2024
		Loans at amortized cost			Due from banks at amortized cost and other financial assets
		12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	Total
Beginning balance	~~W~~	1,896	-	-	185	-	-	2,081
Transfer to 12-month expected credit losses		-	-	-	-	-	-	-
Transfer to lifetime expected credit losses		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Provision (Reversal)		(291)	-	-	76	-	-	(215)
Ending balance	~~W~~	1,605	-	-	261	-	-	1,866

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

9. Property and equipment

(a) Property and equipment as of December 31, 2025 and 2024 are as follows:

		December 31, 2025			December 31, 2024
		Acquisition cost	Accumulated depreciation	Carrying value	Acquisition cost	Accumulated depreciation	Carrying value
Furniture and fixtures	~~W~~	10,196	(7,973)	2,223	9,949	(6,932)	3,017
Other tangible assets		10,632	(8,784)	1,848	10,597	(7,860)	2,737
Right-of-use assets		6,961	(6,199)	762	5,843	(5,088)	755
	~~W~~	27,789	(22,956)	4,833	26,389	(19,880)	6,509

(b) Changes in property and equipment for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Furniture and fixtures	Others	Right-of-use assets	Total
Beginning balance	~~W~~	3,017	2,737	755	6,509
Acquisition		247	36	1,504	1,787
Disposal		-	-	(139)	(139)
Depreciation		(1,041)	(925)	(1,358)	(3,324)
Ending balance	~~W~~	2,223	1,848	762	4,833

		December 31, 2024
		Furniture and fixtures	Others	Right-of-use assets	Total
Beginning balance	~~W~~	3,581	2,188	1,817	7,586
Acquisition		586	1,510	1,452	3,548
Disposal		(1)	-	(118)	(119)
Depreciation		(1,149)	(961)	(2,396)	(4,506)
Ending balance	~~W~~	3,017	2,737	755	6,509

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

10. Intangible assets

(a) Intangible assets as of December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Acquisition cost	Accumulated amortization	Carrying amount
Membership	~~W~~	3,021	-	3,021
Software		6,440	(6,132)	308
Development costs		5,330	(1,545)	3,785
	~~W~~	14,791	(7,677)	7,114

		December 31, 2024
		Acquisition cost	Accumulated amortization	Carrying amount
Membership	~~W~~	3,020	-	3,020
Software		6,235	(5,894)	341
Development costs		3,785	(658)	3,127
	~~W~~	13,040	(6,552)	6,488

(b) Changes in intangible assets for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Beginning balance	Acquisition	Disposal	Amortization (*)	Ending Balance
Membership	~~W~~	3,020	1	-	-	3,021
Software		341	205	-	(238)	308
Development costs		3,127	1,546	-	(888)	3,785
	~~W~~	6,488	1,752	-	(1,126)	7,114

		December 31, 2024
		Beginning balance	Acquisition	Disposal	Amortization (*)	Ending Balance
Membership	~~W~~	5,352	107	(2,439)	-	3,020
Software		228	189	-	(76)	341
Development costs		2,165	1,517	-	(555)	3,127
	~~W~~	7,745	1,813	(2,439)	(631)	6,488

(*) Amortization of intangible assets is classified as general administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

11. Leases

(a) The details of the change in the right-of-use assets for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Real estate	Vehicle	Total
Beginning balance	~~W~~	95	660	755
Acquisitions		1,066	438	1,504
Disposals		-	(139)	(139)
Depreciation		(1,031)	(327)	(1,358)
Ending balance	~~W~~	130	632	762

		December 31, 2024
		Real estate	Vehicle	Total
Beginning balance	~~W~~	1,160	657	1,817
Acquisitions		1,013	439	1,452
Disposals		-	(118)	(118)
Depreciation		(2,078)	(318)	(2,396)
Ending balance	~~W~~	95	660	755

(b) The details of the maturity of the lease liabilities as the end of December 31, 2025 and 2024 are as follows:

		December 31, 2025
		1 month or less	1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Real estate	~~W~~	43	74	55	-	-	-	172
Vehicle		54	60	81	153	365	-	713
	~~W~~	97	134	136	153	365	-	885

		December 31, 2024
		1 month or less	1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Real estate	~~W~~	37	63	34	-	-	-	134
Vehicle		50	58	77	142	420	-	747
	~~W~~	87	121	111	142	420	-	881

(c) The exemptions from the application of lease standards for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Low value lease payments	~~W~~	48	50
Short-term lease payments (*)		985	407
Total	~~W~~	1,033	457

(*) Expenses with a lease period of less than 1 month are excluded.

(d) Cash outflows from leases for the years ended December 31, 2025 and 2024 are ~~W~~ 1,764 million and ~~W~~ 2,076 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

12. Investments in subsidiaries

Investments in subsidiaries as of December 31, 2025 and 2024 are as follows:

	December 31, 2025			December 31, 2024
Investees	Ownership Interest (%)		Carrying value	Ownership Interest (%)		Carrying value
Shinhan Bank	100.0		13,617,579	100.0		13,617,579
Shinhan Card Co., Ltd.	100.0		7,919,672	100.0		7,919,672
Shinhan Securities Co., Ltd.	100.0		3,001,420	100.0		3,001,420
Shinhan Life Insurance Co., Ltd.	100.0		4,204,526	100.0		4,204,533
Shinhan Capital Co., Ltd.	100.0		558,921	100.0		558,921
Shinhan Asset Management Co., Ltd.	100.0		326,206	100.0		326,206
Jeju Bank (*1)	64.0		179,643	75.3		179,643
Shinhan Savings Bank	100.0		157,065	100.0		157,065
Shinhan Asset Trust Co., Ltd.	100.0		364,789	100.0		364,789
Shinhan DS	100.0		23,026	100.0		23,026
Shinhan Fund Partners Co., Ltd.	99.8		50,092	99.8		50,092
Shinhan REITs Management Co., Ltd.	100.0		30,000	100.0		30,000
Shinhan Venture Investment Co., Ltd.	100.0		75,840	100.0		75,840
Shinhan EZ General Insurance Co., Ltd. (*2)	91.7		206,271	85.1		106,210
SHC Management Co., Ltd.	100.0		8,655	100.0		8,655
		~~W~~	30,723,705		~~W~~	30,623,651

(*1) The decrease in ownership interest during the current period was due to a third-party share issuance amounting to ~~W~~ 57,010 million (5,669,783 shares), in which the Company did not participate.

(*2) The Company participated in a common share issuance amounting to ~~W~~ 100,000 million (16,983,695 shares) during the current period.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

13. Other assets

Other assets as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Guarantee deposits	~~W~~	21,627	13,402
Accounts receivable		878,063	447,733
Accrued income		27,841	27,819
Prepaid expenses		301	74
Sundry assets		12	12
Less: allowance		(374)	(198)
	~~W~~	927,470	488,842

14. Borrowings

Borrowings as of December 31, 2025 and December 31, 2024 are as follows:

			December 31, 2025			December 31, 2024
	Lender	Period	Interest rate (%)		Amount	Interest rate (%)		Amount
Borrowings in Korean won	DB Financial Investment Co., LTD.	2024.02.01 ~2025.01.30	3.71		-	3.71		9,969
	〃	2025.01.31 ~2026.01.30	3.01		9,975	-		-
	Kyobo Securities Co., Ltd.	2024.10.11 ~2025.02.26	3.54		-	3.54		9,945
				~~W~~	9,975		~~W~~	19,914

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

15. Debt securities issued

Debt securities issued as of December 31, 2025 and 2024 are as follows:

	December 31, 2025			December 31, 2024
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in Korean won:
Debt securities issued	1.43 ~ 6.17	~~W~~	8,320,000	1.40 ~ 6.17	~~W~~	8,540,000
Discount			(6,665)			(6,551)
			8,313,335			8,533,449
Debt securities issued in foreign currency:
Debt securities issued	1.37 ~ 5.06		2,152,350	1.37 ~ 5.06		1,470,000
Subordinated debt securities issued			-	3.34		735,000
Discount			(8,480)			(7,113)
			2,143,870			2,197,887
		~~W~~	10,457,205		~~W~~	10,731,336

16. Defined benefit assets and liabilities

(a) Defined benefit obligations and plan assets

Defined benefit obligations and plan assets as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Present value of defined benefit obligations	~~W~~	26,483	23,895
Fair value of plan assets		(36,159)	(29,517)
Recognized assets for defined benefit obligations	~~W~~	(9,676)	(5,622)

(b) Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Defined benefit obligation	Plan assets	Net defined benefit liability
Beginning balance	~~W~~	23,895	(29,517)	(5,622)
Recognized in profit or loss (*):
Current service costs		2,087	-	2,087
Interest expense (income)		996	(1,237)	(241)
		3,083	(1,237)	1,846
Recognized in other comprehensive income:
Remeasurements loss (gain):
- Actuarial losses arising from:
Demographics assumptions		-	-	-
Financial assumptions		(44)	-	(44)
Experience adjustment		2,582	-	2,582
- Return on plan assets
excluding interest income		-	490	490
		2,538	490	3,028
Others:
Benefits paid by the plan		(1,386)	2,025	639
Contributions paid into the plan		-	(7,920)	(7,920)
Succession		(1,647)	-	(1,647)
		(3,033)	(5,895)	(8,928)
Ending balance	~~W~~	26,483	(36,159)	(9,676)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Defined benefit assets and liabilities (continued)

(b) Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2025 and 2024 are as follows (continued):

		December 31, 2024
		Defined benefit obligation	Plan assets	Net defined benefit liability
Beginning balance	~~W~~	19,728	(26,805)	(7,077)
Recognized in profit or loss (*):
Current service costs		1,768	-	1,768
Interest expense (income)		954	(1,308)	(354)
		2,722	(1,308)	1,414
Recognized in other comprehensive income:
Remeasurements loss (gain):
- Actuarial losses arising from:
Demographics assumptions		(48)	-	(48)
Financial assumptions		1,537	-	1,537
Experience adjustment		1,654	-	1,654
- Return on plan assets
excluding interest income		-	478	478
		3,143	478	3,621
Others:
Benefits paid by the plan		(1,494)	1,219	(275)
Contributions paid into the plan		-	(3,101)	(3,101)
Succession		(204)	-	(204)
		(1,698)	(1,882)	(3,580)
Ending balance	~~W~~	23,895	(29,517)	(5,622)

(*) Profit or loss arising from defined benefit plans is included in general and administrative expenses.

(c) The Company’s plan assets as of December 31, 2025 and 2024 consist entirely of deposits.

(d) Actuarial assumptions as of December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024	Description
Discount rate	4.60%	4.30%	AA0 corporate bond yields
Future salary increasing rate	2.66% + Upgrade rate	2.40% + Upgrade rate	Average of past 5 years

(e) Sensitivity analysis

As of December 31, 2025 and 2024, reasonably possible changes in one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

		December 31, 2025		December 31, 2024
		The present value of defined benefit obligation		The present value of defined benefit obligation
		1%p increase	1%p decrease	1%p increase	1%p decrease
Discount rate	~~W~~	(1,810)	2,018	(1,719)	1,927
Future salary increasing rate		2,039	(1,861)	1,946	(1,767)

(f) As of December 31, 2025 and 2024, the weighted-average duration of the defined benefit obligation is 7.59 years and 7.99 years, respectively.

(g) As of December 31, 2026, the estimated contribution is ~~W~~ 2,100 million.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

17. Other liabilities

Other liabilities as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Accounts payable	~~W~~	31,381	189,580
Accrued expenses		292,792	223,478
Income taxes payable		659,527	132,701
Dividends payable		4,913	4,826
Lease liabilities (*)		856	844
Taxes withheld		1,718	931
	~~W~~	991,187	552,360

(*) As of December 31, 2025, the Company accounts for the lease liabilities as other liabilities. For the year ended December 31, 2025, there is no expense of variable lease payments that is not included in the measurement of lease liabilities. For the years ended December 31, 2025 and 2024, interest expense on lease liabilities is ~~W~~ 33 million and ~~W~~ 63 million, respectively.

18. Equity

(a) Equity as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Capital stock (*1):
Ordinary shares	~~W~~	2,695,586	2,695,586
Preferred shares		274,055	274,055
		2,969,641	2,969,641

Hybrid bonds		4,749,837	4,600,121

Capital surplus
Share premium		11,350,744	11,350,744

Capital adjustments		(647,347)	(296,024)

Accumulated other comprehensive loss		(11,363)	(9,307)
Retained earnings
Legal reserve (*2)		2,969,641	2,865,461
Regulatory reserve for loan losses		20,462	20,656
Other legal reserves		2,000	2,000
Unappropriated retained earnings		4,931,845	4,844,883
		7,923,948	7,733,000
	~~W~~	26,335,460	26,348,175

(*1) Due to the retirement of earned surplus reserve, the capital is different from the total face value of the issued stock.

(*2) Legal reserve is restricted for the dividend to stockholders by law or legislation. According to the article 53 of the Financial Holding Companies Act, the Company is required to appropriate a legal reserve in an amount equal to at least 10% of cash dividends for each accounting period until the reserve equals 100% of stated capital. The legal reserve may only be used to reduce a deficit or to transfer capital.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won, except per share data)

18. Equity (continued)

(b) Capital

i) Capital as of December 31, 2025 and 2024 are as follows:

		December 31, 2025		December 31, 2024
Total number of shares to be issued		1,000,000,000		1,000,000,000
Type of share		Ordinary shares	Preferred shares	Ordinary shares	Preferred shares
The amount per share	~~W~~	5,000	-	5,000	-
Total number of shares issued		485,494,934	-	503,445,325	-
Capital Stock (*)		2,695,586	274,055	2,695,586	274,055

(*) Due to the retirement of earned surplus reserve, the capital is different from the total face value of the issued stock.

ii) Changes in the number of ordinary shares for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Beginning	~~W~~	498,859,764	512,753,119
Increase		-	6,353
Decrease		(21,702,365)	(13,899,708)
Ending	~~W~~	477,157,399	498,859,764

(c) Hybrid bonds

Hybrid bonds classified as other equity instruments as of December 31, 2025 and 2024 are as follows:

Issue date		Maturity date	Interest rate (%)	December 31, 2025	December 31, 2024
Hybrid bonds in KRW	June 25, 2015	June 25, 2045	4.38	-	199,455
	September 15, 2017	Perpetual bond	4.25	89,783	89,783
	April 13, 2018	Perpetual bond	4.56	14,955	14,955
	September 17, 2020	Perpetual bond	3.12	-	448,699
	March 16, 2021	Perpetual bond	2.94	429,009	429,009
	March 16, 2021	Perpetual bond	3.30	169,581	169,581
	January 25, 2022	Perpetual bond	3.90	560,438	560,438
	January 25, 2022	Perpetual bond	4.00	37,853	37,853
	August 26, 2022	Perpetual bond	4.93	343,026	343,026
	August 26, 2022	Perpetual bond	5.15	55,803	55,803
	January 30, 2023	Perpetual bond	5.14	398,831	398,831
	July 13, 2023	Perpetual bond	5.40	498,815	498,815
	January 31, 2024	Perpetual bond	4.49	398,833	398,833
	September 12, 2024	Perpetual bond	4.00	399,033	399,033

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won, except per share data)

	February 13, 2025	Perpetual bond	3.90		398,835	-
	September 9, 2025	Perpetual bond	3.26		399,035	-
Hybrid bonds in USD	May 12, 2021	Perpetual bond	2.88		556,007	556,007
				~~W~~	4,749,837	4,600,121

(*) For the year ended December 31, 2025, the deduction for capital related to hybrid bond issued is ~~W~~ 2,131 million.

The Company can make early redemption for the above bonds, after 5 or 10 years from the issue date and has the rights to extend the maturity under the same condition.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won, except per share data)

18. Equity (continued)

(d) Capital adjustments

i) Changes in accumulated capital adjustments for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Beginning balance	~~W~~	(296,024)	(148,464)
Disposal of retained earnings		524	102,667
Redemption of hybrid bonds		(1,846)	(524)
Acquisition of treasury stock		(1,250,001)	(700,300)
Disposal of treasury stock		-	297
Retirement of treasury stock		900,000	450,300
Ending balance	~~W~~	(647,347)	(296,024)

ii) Changes in treasury stocks for the years ended December 31, 2025 and 2024 are as follows:

			December 31, 2025
		Beginning balance	Acquisition	Disposal	Retirement (*)	Ending balance
The number of shares		4,585,561	21,702,365	-	(17,950,391)	8,337,535
Carrying amount	~~W~~	250,000	1,250,001	-	(900,000)	600,001

(*) For the year ended December 31, 2025, the Company acquired treasury stocks for retirement and completed the retirement of 7,603,260 shares and 10,347,131 shares on April 29, 2025 and June 26, 2025, respectively.

			December 31, 2024
		Beginning balance	Acquisition	Disposal	Retirement (*)	Ending balance
The number of shares		6,352	13,899,708	(6,353)	(9,314,146)	4,585,561
Carrying amount	~~W~~	227	700,300	(227)	(450,300)	250,000

(*) For the year ended December 31, 2024, the Company acquired treasury stocks for retirement and completed the retirement of 3,366,257 shares and 5,947,889 shares on March 22, 2024 and November 1, 2024, respectively.

(e) Changes in accumulated other comprehensive loss for years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Beginning balance	~~W~~	(9,307)	(6,642)
Remeasurement of the defined benefit assets		(3,028)	(3,621)
Tax effect		972	956
Ending balance	~~W~~	(11,363)	(9,307)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won, except per share data)

18. Equity (continued)

(f) Regulatory reserve for loan losses

In accordance with Supervisory Regulations on Financial Holding Companies (the “Regulations”), the Company reserves the difference between allowance for credit losses under K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses.

i) Changes in regulatory reserve for loan losses for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Beginning balance	~~W~~	20,462	20,656
Planned reversal of regulatory reserve for loan losses		(2,754)	(194)
Ending balance	~~W~~	17,708	20,462

ii) Profit for the period and earnings per share after adjusted for regulatory reserve for loan losses for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Profit for the period	~~W~~	2,385,457	1,619,867
Provision for regulatory reserve for loan losses		2,754	194
Profit for the period adjusted for regulatory reserve	~~W~~	2,388,211	1,620,061
Basic and diluted earnings per share in won factoring in regulatory reserve (*)	~~W~~	4,503	2,851

(*) Dividends for hybrid bonds are deducted.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won, except per share data)

18. Equity (continued)

(g) Appropriation of retained earnings

The appropriation of retained earnings for the years ended December 31, 2025 and 2024, is as follows:

		December 31, 2025	December 31, 2024
		Date of Disposal (Expected): March 26, 2026	Date of Disposal (Confirmed): March 26, 2025
Unappropriated retained earnings:
Balance at beginning of year	~~W~~	4,472,618	4,672,650
Retirement for treasury stock		(900,070)	(450,402)
Dividend on hybrid bonds		(197,932)	(176,945)
Interim dividends		(828,228)	(820,287)
Profit for the year		2,385,457	1,619,867
		4,931,845	4,844,883
Transfer from voluntary reserves	~~W~~	2,754	194
		4,934,599	4,845,077
Appropriation of retained earnings:
Legal reserve		-	104,180
Dividends
Dividends on ordinary shares		417,502	267,755
Loss on redemption of hybrid bonds		1,846	524
		419,348	372,459
Unappropriated retained earnings to be carried over to subsequent year	~~W~~	4,515,251	4,472,618

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won, except per share data)

19. Dividends

(a) Details of dividends recognized as distributions to shareholders for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Ordinary shares:
Total number of shares issued and outstanding		485,494,934	503,445,325
Par value per share in won		5,000	5,000
Dividend per share in won (*3)		880	540
Dividends (*1), (*2)	~~W~~	417,502	267,755
Dividend rate per share (*3)%		17.6	10.8
Record date (*4)		2026-02-20	2025-02-21

(*1) The (proposed) dividend is scheduled to be resolved on March 26, 2026, and therefore has not been recognized as a distribution to owners for the period.

(*2) Dividends on common shares, excluding treasury shares, as 2,723,039 treasury shares acquired between the end of the reporting period and the dividend record date have been excluded.

(*3) The amounts exclude interim dividends. Including interim dividends, dividends per share for the current and prior periods would amount to ~~W~~ 2,590 and ~~W~~ 2,160, respectively, and the corresponding dividend rates per share would be 51.8% and 43.2%, respectively.

(*4) The Articles of Incorporation were amended at the regular general meeting of shareholders held on March 23, 2023, to allow the Board of Directors to determine the dividend record date by resolution. Accordingly, the record date for the 2025 annual dividend is February 20, 2026.

(b) The interim dividends paid for the years ended December 31, 2025 and 2024 are as follows:

Dividend base date			Amount
On May 2, 2025(Q1)	Ordinary shares (~~W~~ 570 per share)	~~W~~	278,127

On August 1, 2025(Q2)	Ordinary shares (~~W~~ 570 per share)	~~W~~	276,732

On November 4, 2025(Q3)	Ordinary shares (~~W~~ 570 per share)	~~W~~	273,369
			828,228

Dividend base date			Amount

On March 31, 2024(Q1)	Ordinary shares (~~W~~ 540 per share)	~~W~~	275,069

On June 30, 2024(Q2)	Ordinary shares (~~W~~ 540 per share)	~~W~~	273,358

On September 30, 2024(Q3)	Ordinary shares (~~W~~ 540 per share)	~~W~~	271,860
			820,287

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won, except per share data)

19. Dividends (continued)

(c) Dividends for hybrid bonds for the years ended December 31, 2025 and 2024 are calculated as follows:

		December 31, 2025	December 31, 2024
Amount of hybrid bond	~~W~~	4,764,550	4,614,550
Interest rate		2.88% ~ 5.40%	2.88% ~ 5.40%
Dividend to hybrid bonds	~~W~~	197,932	176,945

20. Net interest expense

Net interest expense for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Interest income:
Cash and due from banks at amortized cost	~~W~~	5,561	3,122
Loans at amortized cost		83,158	94,766
Others		612	882
		89,331	98,770
Interest expense:
Borrowings		(451)	(3,443)
Debt securities issued		(335,269)	(331,292)
Others		(33)	(63)
		(335,753)	(334,798)
Net interest expense	~~W~~	(246,422)	(236,028)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won, except per share data)

21. Net fees and commission income

Net fees and commission income for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Fees and commission income:
Royalty	~~W~~	71,037	71,038
Others		1	15
		71,038	71,053
Fees and commission expense:
Others		(810)	(617)
Net fees and commission income	~~W~~	70,228	70,436

22. Dividend income

Dividend income for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Dividend from subsidiaries	~~W~~	2,565,457	1,971,428
Dividend to hybrid bonds		58,655	54,528
		2,624,112	2,025,956

23. Reversal of credit loss allowance

Reversal of credit loss allowance for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Reversal of credit loss allowance	~~W~~	266	215

24. Gain and loss on financial instruments at fair value through profit or loss

Gain and loss on financial instruments at FVTPL for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Beneficiary certificates
Gain on valuation of beneficiary certificates	~~W~~	11,138	1,127
Gain on sale of beneficiary certificates		42,625	49,817
		53,763	50,944
Hybrid bonds
Gain on valuation of hybrid bonds		17,820	38,300
Gain on sale of hybrid bonds		376	-
		18,196	38,300
	~~W~~	71,959	89,244

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won, except per share data)

25. General and administrative expenses

General and administrative expenses for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Salaries:
Salary expenses and bonuses	~~W~~	56,013	45,979
Severance benefits		1,846	1,414
Rent		1,994	1,854
Lease		1,089	575
Entertainment		1,911	1,898
Depreciation		3,324	4,506
Amortization		1,126	631
Taxes and dues		897	802
Advertising		60,008	61,354
Others		27,328	27,819
	~~W~~	155,536	146,832

26. Share-based payments

(a) Performance shares granted as of December 31, 2025 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment

Performance conditions	Relative stock price linked (20.0%), management index (80.0%)

Exercising period	4 years from the commencement date of the year to which the grant date belongs

Estimated number of shares vested at December 31, 2025	880,880	2,069,238

Fair value per share in Korean won (*)	~~W~~ 37,387, ~~W~~ 37,081, ~~W~~ 38,156, ~~W~~ 50,444, ~~W~~ 77,757 for the expiration of exercising period from 2021 to 2025	~~W~~ 76,900

(*) Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past two month, the previous one month, and the past one week) of four years after the commencement of the grant year is paid in cash, and the fair value of the reference stock to be paid in the future is assessed as the closing price of the settlement.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

26. Share-based payments (continued)

(b) Share-based compensation costs

Based on the share-based payment arrangements held by the Company, the share-based compensation costs for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Employees of
		Shinhan Financial Group	Subsidiaries	Total
Performance shares	~~W~~	10,979	95,163	106,142

		December 31, 2024
		Employees of
		Shinhan Financial Group	Subsidiaries	Total
Performance shares	~~W~~	4,950	41,686	46,636

(c) Share-based compensation payable

In accordance with the share-based compensation agreements by the Company, the share-based compensation payable as of December 31, 2025 and 2024 is as follows:

		December 31, 2025
		Accrued expense
		Shinhan Financial Group	Subsidiaries (*)	Total
Performance shares	~~W~~	22,537	197,518	220,055

(*) The Company recognizes ~~W~~ 197,518 million to be preserved from the subsidiary as the amount to be paid to the executives and employees of the subsidiary.

		December 31, 2024
		Accrued expense
		Shinhan Financial Group	Subsidiaries (*)	Total
Performance shares	~~W~~	16,396	135,356	151,752

(*) The Company recognizes ~~W~~ 135,356 million to be preserved from the subsidiary as the amount to be paid to the executives and employees of the subsidiary.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

27. Non-operating income and expense

Non-operating income and expense for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Non-operating income:
Gain on termination of right-of-use assets	~~W~~	12	4
Others		1,327	1,023
		1,339	1,027
Non-operating expense:
Loss on termination of right-of-use assets		(3)	(82)
Donations and contributions		(2,742)	(2,404)
Impairment loss of investments in subsidiaries		-	(165,659)
Loss on disposal of investments in subsidiaries		-	(1,930)
Loss on redemption of debt securities issued		(2,273)	-
Others		(109)	(63)
		(5,127)	(170,138)
	~~W~~	(3,788)	(169,111)

28. Operating income

Operating income for the years ended December 31, 2025 and 2024 are as follows.

		December 31, 2025	December 31, 2024
Dividend income	~~W~~	2,624,112	2,025,956
Fees and commission income		71,038	71,053
Interest income		89,331	98,770
Gains on financial instruments at FVTPL		81,491	89,244
Gains on foreign currency transaction		90,736	271,265
Reversal of credit loss allowance		266	215
	~~W~~	2,956,974	2,556,503

29. Income taxes

(a)
Income tax expense for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Current income tax expense	~~W~~	1,005	-
Change in deferred tax assets and liabilities due to temporary differences (*)		(26,906)	10,929
Income tax recognized directly in equity (*)		972	956
Income tax expense (benefit)	~~W~~	(24,929)	11,885

(*) Following the tax law amendments at the end of 2025, deferred tax assets (liabilities) expected to be realized after 2026 have been measured using the revised tax rates.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

29. Income taxes (continued)

(b) The reconciliation between income tax expense and accounting profit for the years ended December 31, 2025 and 2024 is as follows.

		December 31, 2025	December 31, 2024
Profit before income taxes	~~W~~	2,360,528	1,631,752
Income taxes at statutory tax rates		623,179	430,782
Adjustments:
Non-taxable income		(589,765)	(438,292)
Non-deductible expense		610	1,152
Others (*)		(58,953)	18,243
Income tax expense	~~W~~	(24,929)	11,885
Effective income tax rate	%	(1.06)	0.73

(*) The effect of the remeasurement of deferred tax due to changes in tax rates during the current period is not material and has been included in the movement in deferred tax.

(c) The changes in deferred tax liabilities arising from temporary differences for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Beginning balance	Net income effect	Other comprehensive income effect	Ending Balance (*)
Financial assets at FVTPL	~~W~~	341	(7,710)	-	(7,369)
Net gain on foreign currency conversion		(25,765)	31,702	-	5,937
Allowances		427	(87)	-	340
Defined benefit obligation		6,308	160	815	7,283
Plan assets		(7,792)	(432)	157	(8,067)
Accrued expenses		5,745	2,030	-	7,775
Lease assets		(199)	(11)	-	(210)
Lease liabilities		223	12	-	235
Others		194	270	-	464
	~~W~~	(20,518)	25,934	972	6,388

		December 31, 2024
		Beginning balance	Net income effect	Other comprehensive income effect	Ending Balance (*)
Financial assets at FVTPL	~~W~~	10,848	(10,507)	-	341
Net gain on foreign currency conversion		(26,549)	784	-	(25,765)
Allowances		504	(77)	-	427
Defined benefit obligation		5,208	270	830	6,308
Plan assets		(6,840)	(1,078)	126	(7,792)
Accrued expenses		5,117	628	-	5,745
Lease assets		(480)	281	-	(199)
Lease liabilities		510	(287)	-	223
Others		2,093	(1,899)	-	194
	~~W~~	(9,589)	(11,885)	956	(20,518)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

29. Income taxes (continued)

(d) The amounts of deductible temporary differences that are not recognized as deferred tax assets as of December 31, 2025 and 2024 are as follows:

			December 31, 2025	December 31, 2024
Investment in subsidiary related (*)	Taxable temporary differences	~~W~~	(7,248,127)	(7,248,127)
	Deductible temporary differences		332,650	332,650
Other accumulated temporary differences			80	59

(*) Deferred tax assets were not recognized due to the Company controls the timing of the disappearance of temporary differences, and temporary differences are unlikely to be extinguished in the foreseeable future.

(e) As of December 31, 2025, there are no tax losses and tax credits carryforwards that are not recognized as deferred tax assets.

(f) The Company offsets deferred tax assets against deferred tax liabilities of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right and intention to set off current tax assets against current tax liabilities; in such cases, the amounts are presented on a net basis in the statement of financial position.

(g) Deferred tax assets and liabilities presented on a gross basis prior to any offsetting as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Deferred tax assets	~~W~~	22,034	13,238
Deferred tax liabilities		(15,646)	(33,756)

(h) Under the Global Minimum Corporate Tax Act, the Company is required to pay additional taxes on the difference between the effective tax rate and the minimum tax rate of 15% for each jurisdiction in which its constituent entities operate. The Company has assessed the impact of the Global Minimum Corporate Tax Act in accordance with the relevant legislation and determined that most constituent entities are either eligible for transitional safe harbor relief or subject to effective tax rates exceeding 15%. As a result, no significant additional tax is expected to arise in respect of those entities. However, additional tax has arisen in relation to a subsidiary located in Mexico due to the application of the Global Minimum Tax. Accordingly, the Company’s current income tax expense includes current income tax expense of ~~W~~ 936 million related thereto.

The current income tax expense related to the Global Minimum Tax is subject to estimation uncertainty, as it may change due to various factors, including tax incentives granted to permanent establishments and accounting adjustments required under the relevant legislation for the calculation of Global Minimum Tax income in subsequent periods. Furthermore, the Company has applied the temporary exception to deferred tax accounting under K-IFRS No. 1012 and, accordingly, has not recognized deferred tax assets and liabilities related to Pillar Two legislation and has not disclosed information related thereto.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won, except per share data)

30. Earnings per share

(a) Basic and diluted earnings per share for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Net profit for the year	~~W~~	2,385,457	1,619,867
Less:
Dividends to hybrid bond		(197,932)	(176,945)
Profit attributable to ordinary shareholders		2,187,525	1,442,922

Weighted average number of common shares outstanding (*1), (*2)		486,484,485	506,231,595
Basic and diluted earnings per share in won	~~W~~	4,497	2,850

(*1) The number of common shares issued by the Company is 485,494,934 shares as of the end of the current period.

The weighted average number of outstanding common shares above was calculated to reflect changes resulting from treasury shares that were acquired and subsequently retired during the current and prior periods.

(*2) The redeemable convertible preferred shares previously issued by the Company were fully redeemed with profits during the prior period. As a result, while preferred share capital remains, there are no outstanding preferred shares as of the end of the period.

(b) The calculation details of the weighted average number of ordinary shares are as follows:

	December 31, 2025		December 31, 2024
	Number of shares	Accumulated number of shares	Number of shares	Accumulated number of shares
Number of common shares issued	485,494,934	179,923,930,646	503,445,325	186,347,761,912
Number of treasury shares	(8,337,535)	(2,357,093,621)	(4,585,561)	(1,066,997,991)
Average number of ordinary shares	477,157,399	177,566,837,025	498,859,764	185,280,763,921
Days		365 days		366 days
Weighted average number of ordinary shares		486,484,485		506,231,595

31. Commitments and contingencies

(a) Commitments

The Commitments with financial institutions for the years ended December 31, 2025 and 2024 are as follows:

			December 31, 2025		December 31, 2024
	Financial institutions		Borrowing Limit	Balance after Execution	Borrowing Limit	Balance after Execution
Borrowing agreement in Korean won	Korea Development Bank	~~W~~	100,000	-	100,000	-
	Kookmin Bank		200,000	-	200,000	-
	Hana Bank		200,000	-	200,000	-
		~~W~~	500,000	-	500,000	-

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

32. Statement of cash flows

(a) Cash and cash equivalents as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Due from financial institutions with a maturity less than three months from date of acquisition	~~W~~	2,587	151,203

(b) Significant non-cash activities for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Share-based payments granted to the employees of subsidiaries	~~W~~	62,162	24,299
Income tax receivable offset by income tax payable due to consolidated corporate income tax filing		674,741	307,767
Transaction for right-of-use assets		(1,357)	(948)

(c) Changes in liabilities arising from financing activities for the years ended December 31, 2025 and 2024 are as follows:

			December 31, 2025
		Borrowings	Debentures	Lease liabilities (*)	Total
Beginning balance	~~W~~	19,914	10,731,336	843	10,752,093
Changes from cash flows		(10,300)	(276,776)	(731)	(287,807)
Changes from non-cash flows:
Amortization of discount on debentures		361	6,522	33	6,916
Foreign currency difference		-	(6,150)	-	(6,150)
Other changes		-	2,273	710	2,983
Ending balance	~~W~~	9,975	10,457,205	855	10,468,035

(*) Cash outflows due to small lease fees and short-term lease fees not recognized as lease liabilities are ~~W~~ 48 million and ~~W~~ 985 million, respectively.

			December 31, 2024
		Borrowings	Debentures	Lease liabilities (*)	Total
Beginning balance	~~W~~	223,722	10,389,276	1,933	10,614,931
Changes from cash flows		(205,684)	66,934	(1,619)	(140,369)
Changes from non-cash flows:
Amortization of discount on debentures		1,876	5,199	63	7,138
Foreign currency difference		-	269,927	-	269,927
Other changes		-	-	466	466
Ending balance	~~W~~	19,914	10,731,336	843	10,752,093

(*) Cash outflows due to small lease fees and short-term lease fees not recognized as lease liabilities are ~~W~~ 50 million and ~~W~~ 407 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

33. Related party transactions

The Company defines subsidiaries, key managements, and their families as a range of the related parties in accordance with K-IFRS No. 1024 and discloses the amount of transactions between the Company and related parties and the balance of receivables and payables. For details of subsidiaries, refer to 'Note 12'.

(a) Significant transactions with the related parties for the years ended December 31, 2025 and 2024 are as follows:

Related party	Account		December 31, 2025	December 31, 2024
Revenue:
Shinhan Bank	Interest income	~~W~~	613	424
〃	Fees and commission income		46,442	46,442
〃	Dividend income		1,662,952	1,196,396
Shinhan Card Co., Ltd.	Interest income		35,501	52,528
〃	Fees and commission income		13,340	13,340
〃	Dividend income		317,977	342,306
〃	Reversal of credit losses		196	283
Shinhan Securities Co., Ltd.	Interest income		27,311	21,186
〃	Fees and commission income		3,524	3,524
〃	Dividend income		100,813	51,144
〃	Reversal of credit losses		55	-
Shinhan Life Insurance Co., Ltd.	Fees and commission income		4,879	4,879
〃	Dividend income		378,307	315,343
Shinhan Capital Co., Ltd.	Interest income		12,587	13,184
〃	Fees and commission income		1,994	1,994
〃	Dividend income		38,017	84,655
〃	Reversal of credit losses		82	63
Jeju Bank	Fees and commission income		40	40
〃	Dividend income		2,420	2,420
Shinhan Asset Management Co., Ltd.	Fees and commission income		164	164
〃	Dividend income		79,200	24,400
〃	Reversal of credit losses		2	-
Shinhan DS	Interest income		313	397
〃	Fees and commission income		16	21
〃	Reversal of credit losses		1	4
Shinhan Fund Partners	Fees and commission income		104	104
〃	Dividend income		27,670	6,083
Shinhan Savings Bank	Interest income		2,229	2,678
〃	Fees and commission income		323	332
〃	Dividend income		10,000	-
〃	Reversal of credit losses		21	4
Shinhan REITs Management Co., Ltd.	Fees and commission income		75	75
〃	Reversal of credit losses		1	-
Shinhan Asset Trust Co., Ltd.	Interest income		3,761	2,894
〃	Fees and commission income		96	96
〃	Dividend income		6,757	3,210
Shinhan Venture Investment Co., Ltd.	Interest income		1,885	2,364
〃	Fees and commission income		41	41
〃	Reversal of credit losses		1	3
		~~W~~	2,779,710	2,193,021

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

33. Related party transactions (continued)

(a) Significant transactions with the related parties for the years ended December 31, 2025 and 2024 are as follows (continued):

Related party	Account		December 31, 2025	December 31, 2024
Expenses:
Shinhan Bank	Interest expenses	~~W~~	-	25
〃	General and administrative expenses		1,302	2,098
〃	Provision for credit losses		148	27
Shinhan Card Co., Ltd.	Interest expenses		2	4
〃	General and administrative expenses		57	61
Shinhan Securities Co., Ltd.	Interest expenses		179	161
〃	Fees and commission expenses (*)		150	584
〃	General and administrative expenses		3	3
〃	Provision for credit losses		-	7
Shinhan Life Insurance Co., Ltd.	Interest expenses		31	875
〃	Provision for credit losses		7	2
Shinhan Asset Management Co., Ltd.	Provision for credit losses		-	3
Shinhan DS	General and administrative expenses		2,495	2,016
Shinhan Fund Partners Co., Ltd.	Provision for credit losses		-	1
Shinhan Asset Trust Co., Ltd.	Provision for credit losses		-	39
Shinhan EZ General Insurance Co., Ltd.	General and administrative expenses		89	79
		~~W~~	4,463	5,985

(*) It consists of commissions paid for acquisitions of hybrid bonds and was directly deducted from the equity.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

33. Related party transactions (continued)

(b) Significant balances with the related parties as of December 31, 2025 and 2024 are as follows:

Creditor	Debtor	Account		December 31, 2025	December 31, 2024
Assets:
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Cash and due from banks	~~W~~	17	12
〃	〃	Other assets		637,533	270,791
〃	Shinhan Card Co., Ltd.	Financial assets at fair value through profit or loss (*1)		713,983	718,491
	〃	Loans		1,383,047	1,852,100
〃	〃	Reserve for loan losses		(574)	(774)
〃	〃	Property and equipment		44	101
〃	〃	Other assets		115,259	105,040
〃	Shinhan Securities Co., Ltd.	Financial assets at fair value through profit or loss (*2)		383,636	368,446
〃	〃	Loans		703,101	862,890
〃	〃	Reserve for loan losses		(292)	(361)
〃	〃	Other assets		60,923	27,406
〃	Shinhan Life Insurance Co., Ltd.	Other assets		33,116	16,704
〃	Shinhan Capital Co., Ltd.	Financial assets at fair value through profit or loss (*3)		247,939	245,460
〃	〃	Loans		596,980	804,000
〃	〃	Reserve for loan losses		(248)	(336)
〃	〃	Other assets		35,563	20,470
〃	Shinhan Asset Management Co., Ltd.	Other assets		10,430	15,400
〃	Jeju Bank	Other assets		3,879	3,421
〃	Shinhan DS	Loans		9,975	9,969
〃	〃	Reserve for loan losses		(4)	(4)
〃	〃	Property and equipment		158	235
〃	〃	Intangible assets		126	112
〃	〃	Other assets		1,965	3,296
〃	Shinhan Fund Partners Co., Ltd.	Other assets		5,141	4,293

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

33. Related party transactions (continued)

(b)
Significant balances with the related parties as of December 31, 2025 and 2024 are as follows (continued):

Creditor	Debtor	Account		December 31, 2025	December 31, 2024
Assets:
Shinhan Financial Group Co., Ltd.	Shinhan Savings Bank	Loans		100,000	150,000
〃	〃	Reserve for loan losses		(41)	(63)
〃	〃	Other assets		11,402	11,826
〃	Shinhan Asset Trust Co., Ltd.	Financial assets at fair value through profit or loss (*4)		146,962	150,725
〃	〃	Loans		100,000	100,000
〃	〃	Reserve for loan losses		(41)	(42)
〃	〃	Other assets		4,291	3,160
〃	Shinhan REITS management	Other assets		994	2,531
〃	Shinhan Venture Investment Co., Ltd.	Loans		60,000	59,944
〃	〃	Reserve for loan losses		(25)	(25)
〃	〃	Other assets		813	2,410
〃	Shinhan EZ General Insurance, Co., Ltd.	Other assets		348	167
			~~W~~	5,366,400	5,807,795
Liabilities:
Shinhan Bank.	Shinhan Financial Group Co., Ltd.	Other liabilities	~~W~~	1,707	1,103
Shinhan Card Co., Ltd.	〃	Other liabilities		610	643
Shinhan Securities Co., Ltd	〃	Other liabilities		6,403	91,463
Shinhan Life Insurance Co., Ltd.	〃	Debt security issued in won		-	30,000
〃	〃	Other liabilities		6,460	82,649
Shinhan Capital Co., Ltd.	〃	Other liabilities		25	14
Shinhan Asset Management Co., Ltd.		Other liabilities		3	-
Shinhan DS	〃	Other liabilities		108	43
Shinhan Savings Bank	〃	Other liabilities		5	-
Shinhan REITs Management Co., Ltd.	〃	Other liabilities		87	-
Shinhan Venture Investment Co., Ltd.	〃	Other liabilities		1,434	-
			~~W~~	16,842	205,915

(*1) The amount represents the carrying amount of hybrid bonds and includes fair value losses through profit or loss of ~~W~~ 4,508 million and fair value gains through profit or loss of ~~W~~ 18,704 million recognized for the years ended December 31, 2025 and 2024, respectively.

(*2) The amount represents the carrying amount of hybrid bonds and includes fair value gains through profit or loss of ~~W~~ 23,988 million and ~~W~~ 8,541 recognized for the years ended December 31, 2025 and 2024, respectively.

(*3) The amount represents the carrying amount of hybrid bonds and includes fair value gains through profit or loss of ~~W~~ 2,103 million and ~~W~~ 10,330 recognized for the years ended December 31, 2025 and 2024, respectively.

(*4) The amount represents the carrying amount of hybrid bonds and includes fair value gains through profit or loss of ~~W~~ 3,764 million and ~~W~~ 725 recognized for the years ended December 31, 2025 and 2024, respectively.

33. Related party transactions (continued)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

(c) Right-of-use assets and lease liabilities recognised through lease transactions with related parties as of December 31, 2025 and 2024 are as follows:

Related parties		December 31, 2025	December 31, 2024
Right-of-use assets
Shinhan Card Co., Ltd.		44	101
	~~W~~	44	101
Lease liabilities
Shinhan Card Co., Ltd.		49	109
	~~W~~	49	109

(d) Financing transaction

Major financing transactions with related parties for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Beginning balance	Loan	Acquisition (*1)	Collection	Others (*2)	Ending balance
Shinhan Card Co., Ltd.	~~W~~	2,570,590	670,000	-	(1,138,000)	(5,561)	2,097,029
Shinhan Securities Co., Ltd.		1,231,335	676,004	-	(862,890)	42,287	1,086,736
Shinhan Capital Co., Ltd.		1,049,461	160,000	100,000	(460,000)	(4,541)	844,920
Shinhan Asset Trust Co., Ltd.		250,725	-	-	-	(3,764)	246,961
Shinhan Savings Bank		150,000	-	-	(50,000)	-	100,000
Shinhan DS		9,970	10,000	-	(10,000)	7	9,977
Shinhan Venture Investment Co., Ltd.		59,944	60,000	-	(60,000)	56	60,000
	~~W~~	5,322,025	1,576,004	100,000	(2,580,890)	28,484	4,445,623

		December 31, 2024
		Beginning balance	Loan	Acquisition (*1)	Collection	Others (*2)	Ending balance
Shinhan Card Co., Ltd.	~~W~~	2,933,452	-	-	(460,000)	97,138	2,570,590
Shinhan Securities Co., Ltd.		1,072,565	-	-	-	158,770	1,231,335
Shinhan Capital Co., Ltd.		1,073,011	-	-	(70,000)	46,450	1,049,461
Shinhan Asset Trust Co., Ltd.		-	100,000	150,000	-	725	250,725
Shinhan Savings Bank		150,000	-	-	-	-	150,000
Shinhan DS		14,949	10,000	-	(15,000)	21	9,970
Shinhan Venture Investment Co., Ltd.		59,528	70,000	-	(70,000)	416	59,944
	~~W~~	5,303,505	180,000	150,000	(615,000)	303,520	5,322,025

(*1) The purchase amount of hybrid bonds issued by subsidiaries.

(*2) Other transactions are the amount due to financial asset evaluation and foreign currency conversion.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

33. Related party transactions (continued)

(e) Related-party transactions

Major equity transactions with related parties for the years ended December 31, 2025 and 2024 are as follows:

Related parties		December 31, 2025	December 31, 2024
Shinhan EZ General Insurance Co., Ltd.	~~W~~	100,000	-
Shinhan Asset Trust Co., Ltd.		-	100,000
Shinhan AI Co., Ltd. (*)		-	(32,804)
	~~W~~	100,000	67,196

(*) The amount received during the prior period from the liquidation of Shinhan AI, a subsidiary.

(f) Management Compensation

Compensation for key management executives for the years ended December 31, 2025 and 2024 is as follows:

		December 31, 2025	December 31, 2024
Short-term employee benefits	~~W~~	4,531	4,676
Severance benefits		126	128
Share-based payment expenses (*)		5,758	3,068
	~~W~~	10,415	7,872

(*) Expenses recognized during the vesting period under the agreement on share-based payments.

(g) Shinhan Securities Co., Ltd., the subsidiary, acquired bonds of both ~~W~~ 270 billion and ~~W~~ 231 billion issued by the Company for the years ended December 31, 2025 and 2024, respectively.

(h) As of the December 31, 2025, the limit for credit card use provided by Shinhan Card Co., Ltd., a subsidiary company, is ~~W~~ 4,000 million.

34. Subsequent events

To enhance shareholder value, the Company resolved to acquire and retire treasury shares totaling ~~W~~ 500 billion based on a resolution of the Board of Directors on February 5, 2026.

Independent Auditors’ Report on Internal Control over Financial Reporting

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting (“ICFR”) of Shinhan Financial Group Co., Ltd. (the “Company”) as of December 31, 2025 based on the criteria established in the Conceptual Framework for Designing and Operating ICFR (“ICFR Design and Operation Framework”) issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea (the “ICFR Committee”).

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on ICFR Design and Operation Framework.

We have also audited, in accordance with Korean Standards on Auditing (“KSAs”), the separate financial statements of the Company, which comprise the separate statement of financial position as of December 31, 2025, the separate statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising a summary of material accounting policies and other explanatory information, and our report dated March 3, 2026 expressed an unmodified opinion on those separate financial statements.

Basis for Opinion on Internal Control over Financial Reporting

We conducted our audit in accordance with KSAs. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the internal control over financial reporting in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Internal Control over Financial Reporting

The Company’s management is responsible for designing, operating and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying ‘ICFR Operating Status Report by CEO and IAM.’

Those charged with governance are responsible for overseeing the Company’s internal control over financial reporting.

Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit in accordance with KSAs. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards (“K-IFRS”). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with K-IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditors’ report is Jung-Soo Bok.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 3, 2026

This report is effective as of March 3, 2026, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the internal control over financial reporting. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

ICFR Operating Status Report by CEO and IAM

To the Shareholders, Board of Directors, and Audit Committee of
Shinhan Financial Group Co., Ltd.

We, as the Chief Executive Officer and the Internal Accounting Manager of Shinhan Financial Group Co., Ltd. ("the Company"), assessed operating status of the Company's Internal Control over Financial Reporting ("ICFR") for the year ending December 31, 2025.

Design and operation of ICFR is the responsibility of the Company's management, including the Chief Executive Officer and the Internal Accounting Manager (collectively, "We", "Our" or "Us").

We evaluated whether the Company effectively designed and operated its ICFR to prevent and detect errors or frauds which may cause material misstatement in financial statements to ensure preparation and disclosure of reliable financial information.

We used the 'Conceptual Framework for Designing and Operating Internal Control over Financial Reporting' established by the Operating Committee of Internal Control over Financial Reporting in Korea (the "ICFR Committee")' as the criteria for design and operation of the Company's ICFR. And we conducted an evaluation of ICFR based on the 'Enforcement Rule of the Regulations on External Audit and Accounting – Annex 6: Standards for the Evaluating and Reporting of ICFR'.

Based on our assessment, we concluded that the Company's ICFR is designed and operated effectively as of December 31, 2025, in all material respects, in accordance with the 'Conceptual Framework for Designing and Operating Internal Control over Financial Reporting'.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient due care.

ICFR has inherent limitations, as prescribed in paragraph 9 of the 'Conceptual Framework for Designing and Operating Internal Control over Financial Reporting'. Accordingly, there is an unavoidable risk of execution risk arising in the course of operating ICFR, and ICFR may fail to prevent or detect material misstatements in the financial statements resulting from intentional fraudulent activities. The Attachment to this ICFR Operating Status Report additionally describes the results of the assessment of key control activities that have been designed and operated to address fraud risks identified in connection with fund-related processes.

(Attachment)
- Internal control activities performed by the Company to address fund-related fraud risks, including embezzlement

March 3, 2026

JIN, Okdong ( )
Chief Executive Officer

Jang, Jeonghoon ( )
Internal Accounting Manager

(Attachment) Internal control activities performed by the Company to address fund-related fraud risks, including embezzlement

The Company designs and operates its internal accounting control system in accordance with the "Framework for the Design and Operation of ICFR" to prevent and detect errors or fraudulent acts that could result in material misstatements in the financial statements.

Internal control activities performed by the Company as disclosed below are an integrated and summarized description of the major control activities directly related to preventing or detecting fund-related fraud risks, such as embezzlement, that are operated by the Company in accordance with the 'Guidelines for the Assessment and Reporting of ICFR' established and amended by the Financial Supervisory Service.

Type	Internal control activities performed by the Company	Results of the Assessment of Design and Operation Effectiveness
Entity Level Control	(Attestation of compliance with the Code of Ethics) Management operates internal policies that require executives and employees to understand and attest to their obligations under the Code of Ethics, and identifies and monitors violations of the Code of Conduct or the Code of Ethics through compliance-monitoring functions, internal audit functions, and ethics and compliance programs	As a result of the test, no material weaknesses were identified (Compliance Team, October 2025, February 2026)
	(Risk Analysis and Response) Management considers the potential significance of operational risks through risk-profile analysis, identifies the causes of each operational risk issue, and designs internal controls accordingly	As a result of the test, no material weaknesses were identified (Risk Management Team, October 2025, February 2026)
	(Continuous Monitoring and Operation of Mandatory Leave Policy) Management operates ongoing fraud-mitigation procedures, such as continuous monitoring and the mandatory leave policy, considering the potential for fraud arising from incentives and pressures	As a result of the test, no material weaknesses were identified (Compliance Team, October 2025, February 2026)
	(Segregation of Duties) Management formalizes assigned job authorities and responsibilities in internal policies, clearly distinguishing inherent authorities from delegated responsibilities	As a result of the test, no material weaknesses were identified (Strategic Planning Team, October 2025, February 2026)
	(Compliance Whistleblowing Policy) Management operates multiple channels for compliance reporting and implements protective measures for whistleblowers, including confidentiality and prohibition of disadvantageous treatment	As a result of the test, no material weaknesses were identified (Compliance Team, October 2025, February 2026)

Type	Internal control activities performed by the Company	Results of the Assessment of Design and Operation Effectiveness
	(Conduct of Internal Audits) Guidelines related to internal audits are formalized into internal policies and procedures and are operated accordingly, and issues identified as a result of internal audits are subject to complete follow-up management and reporting	As a result of the test, no material weaknesses were identified (Audit Team, October 2025, February 2026)
Funds Control	(Funding and Repayment Approval) The officer responsible for funding and repayment activities reviews and verifies the issuance and funding terms, amounts, and other relevant conditions, and approves the transactions after assessing their appropriateness (presented on an integrated basis; control owners: department heads of the Finance Management Team and the Accounting Team)	As a result of the test, no material weaknesses were identified (Finance Management Team and Accounting Team, October 2025, February 2026)
	(Segregation of Duties - Other Treasury Transactions) The employee responsible for fund disbursement are segregated from the approvers, and the employee responsible for fund disbursement are also segregated from those responsible for posting accounting vouchers (presented on an integrated basis; control owners: department heads of the Management Support Team and the Finance Management Team)	As a result of the test, no material weaknesses were identified (Management Support Team and Finance Management Team, October 2025, February 2026)
	(Other Treasury Transaction Approval) The officer responsible for fund disbursement performs approval controls that may include the following: (i) approval of the registration or modification of counterparty information after reconciling and verifying the consistency between the counterparty information entered into the system and the relevant supporting documents; and/or (ii) approval of fund receipts, disbursements, or transfers, the officer approves the transaction after reconciling and verifying the consistency between the information stated in the payment approval document—including the amount, counterparty, and payment account—and the corresponding supporting documents (presented on an integrated basis; control owners: department heads of the Management Support Team, the Finance Management Team and one other department)	As a result of the test, no material weaknesses were identified (Management Support Team and Finance Management Team and one other department, October 2025, February 2026)

Type	Internal control activities performed by the Company	Results of the Assessment of Design and Operation Effectiveness
	(Cash and Due from Banks Management Approval) The officer responsible for fund management approves deposit subscriptions, terminations, and withdrawals after verifying key items such as the amount, interest rate, and maturity stated in supporting documents, including approval requests and transaction statements, and reviewing their appropriateness (presented on an integrated basis; control owners: department heads of the Risk Management Team and the Finance Management Team and one other department)	As a result of the test, no material weaknesses were identified (Risk Management Team and Finance Management Team and one other department, October 2025, February 2026)
	(Management of Important Physical Assets such as Corporate Seals) Important physical items—such as corporate seals and OTP devices—are stored in locations with restricted physical access. The officer responsible for managing these items verifies that approval has been obtained from the officer of the requesting department for seal use, assesses the appropriateness of the intended purpose, and then grants approval and authorizes its use (presented on an integrated basis; control owners: department heads of the Management Support Team and the Finance Management Team)	As a result of the test, no material weaknesses were identified (Management Support Team and Finance Management Team, October 2025, February 2026)
	(Reconciliation of Cash and Due from Banks Balances) The officer responsible for managing cash and deposit balances reviews the reconciliation performed between the system-recorded deposit balances and the balances of each bank account, assesses their consistency, and grants approval accordingly (presented on an integrated basis; control owners: department heads of the Management Support Team and the Accounting Team)	As a result of the test, no material weaknesses were identified (Management Support Team and Accounting Team, October 2025, February 2026)
	(System Ledger Change Approval) The employee responsible for system ledger changes confirms that the change request has been approved by the officer of the requesting department and performs the requested change. The officer responsible for system ledger changes then reviews the appropriateness of the change and grants final approval (presented on an integrated basis; control owners: department heads of the ICT Strategy and Planning Team, the Management Support Team and 3 other departments)	As a result of the test, no material weaknesses were identified (ICT Strategy & Planning Team, Management Support Team and 3 other departments, October 2025, February 2026)

(*) The Company designates assessors who are not the control operators of the same department to conduct assessments of the design and operation effectiveness. The test results performed by each department are additionally reviewed by the department responsible for ICFR Team to enhance independence and expertise.